As filed with the Securities and Exchange Commission on August 3, 2000

                                                                File No. 70-9635

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

New Century Energies, Inc.
Public Service Company of Colorado         Northern States Power Company
New Century Services, Inc.                 Energy Masters International, Inc.
WestGas InterState, Inc.                   Seren Innovations, Inc.
NC Enterprises, Inc.                       Ultra Power Technologies, Inc.
New Century International, Inc.            Eloigne Company
PS Colorado Credit Corporation             First Midwest Auto Park, Inc.
Colorado Natural Fuels LLC                 United Power and Land Company
Natural Station Equipment LLC              Reddy Kilowatt Corporation
P.S.R. Investments, Inc.                   NSP Financing I
Green and Clear Lakes Company              Nuclear Management Company
1480 Welton, Inc.                          414 Nicollet Mall
The Planergy Group, Inc.                   Minneapolis, Minnesota  55401
New Century-Cadence, Inc.
New Century WYCO, Inc.                     Northern States Power Company
New Century O&M Services, Inc.                   (a Wisconsin corporation)
1225 Seventeenth Street                    100 North Barstow Street
Denver, Colorado 80202-5533                Eau Claire, Wisconsin 54701

Cheyenne Light, Fuel and Power Company     Viking Gas Transmission Company
108 West 18th Street                       825 Rice Street
Cheyenne, Wyoming 82003                    St. Paul, Minnesota  55117

Southwestern Public Service Company        NRG Energy, Inc.
Tyler at Sixth                             1221 Nicollet Mall, Suite 700
Amarillo, Texas 79101                      Minneapolis, Minnesota  55403

Utility Engineering Corporation
Amarillo National's Plaza 2
Lobby Box 239
500 South Taylor
Amarillo, Texas 79101

Quixx Corporation
Amarillo National's Plaza 2
Suite 1100, Lobby Box 254
500 South Taylor
Amarillo, Texas 79101

e prime, inc.
1099 Eighteenth Street, Suite 3000
Denver, Colorado 80202


        (Name of companies filing this statement and address of principal executive offices)
       ------------------------------------------------------------------

                                Xcel Energy Inc.
                                414 Nicollet Mall
                          Minneapolis, Minnesota 55401

   (Name of registered holding company parent of each applicant or declarant)
          -------------------------------------------------------------



Wayne H. Brunetti                      James J. Howard
Chairman  of the  Board,               Chairman of the Board,
 President  and  Chief                 President  and Chief  Executive Officer
Executive Officer                      Northern States Power Company
New Century Energies, Inc.             414 Nicollet Mall
1225 Seventeenth Street                Minneapolis, Minnesota  55401
Denver, Colorado 80202



                   (Name and addresses of agents for service)
                       ----------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Paul J. Bonavia                             Gary R. Johnson
Senior Vice President and General Counsel   Vice President and General Counsel
William M. Dudley                           Scott M. Wilensky
Associate General Counsel                   Senior Attorney
New Century Energies, Inc.                  Northern States Power Company
1225 Seventeenth Street                     414 Nicollet Mall
Denver, Colorado  80202                     Minneapolis, Minnesota  55401

Joanne C. Rutkowski                         Peter D. Clarke
LeBoeuf, Lamb, Greene & MacRae, L.L.P       Debra J. Schnebel
1875 Connecticut Avenue, N.W.               Gardner, Carton & Douglas
Washington, D.C.  20009                     321 North Clark Street, Suite 3400
                                            Chicago, Illinois  60610

                                Table of Contents

Item 1.  Description of Proposed Transaction...................................1
  A.  General..................................................................1
  B.  Overview of Request......................................................2
      1.  Introduction.........................................................2
      2.  Overview of the Companies............................................3
      3.  Summary of Requested Authorization...................................5
      4.  Other Pending Applications...........................................6
      5.  Financing Parameters.................................................7
      6.  Use of Proceeds......................................................7
  C.  Description of External Financing Program................................8
      1.  Xcel External Financings.............................................8
          (a)  Common Stock and Long-Term Debt of Xcel; Securities of
                  Financing Subsidiaries Guaranteed by Xcel....................8
          (b)  Short-Term Debt................................................10
          (c)  Other Securities...............................................11
      2.  Utility Subsidiary Financing........................................11
          (a)  Short-Term Financing of Cheyenne and BMG.......................11
          (b)  Other Securities...............................................12
      3.  Non-Utility Subsidiary Financings...................................12
  D.  Intra-System Financings and Guarantees..................................12
  E.  Employee Benefit Plans and Dividend Reinvestment Plan...................14
      1.   Benefit Plans......................................................14
      2.   Dividend Reinvestment Plan.........................................16
  F.  Hedge Transactions......................................................16
      1.   Interest Rate Hedging Program......................................16
      2.   Anticipatory Hedges................................................17
  G.  Existing Financing Arrangements.........................................17
      1.  NCE.................................................................17
          (a)  Financings Entered into in Accordance with the
               NCE Financing Order............................................17
          (b)  NC Enterprises Note to SPS Relating to UE and Quixx............18
          (c)  NC Enterprises Note to PSCo Relating to NCI....................18
      2.  NSP.................................................................19
      3.  Xcel................................................................20
  H.  Financing Subsidiaries..................................................20
  I.  Intermediate Subsidiaries and Reorganization Authority..................21
  J.  Payment of Dividends Out of Capital and Unearned Surplus................23
  K.  Financing of EWGs and FUCOs.............................................24
      1.  Nature of Request and Prior Investments.............................26
          (a)  Request........................................................26
          (b)  Prior Investments..............................................27

      2.  Capital Allocation And Review Process...............................27
          (a)  The Project Review Process.....................................28
          (b)  Risk Mitigation................................................29
      3.  Proposed Increase in Investment Authority...........................31
          (a)  The Proposed Transactions Will Not Have a Substantial Adverse
               Impact Upon the Financial Integrity of the Xcel System.........31
               (i)  Key Financial Ratios/Benchmarks...........................32
               (ii) Market Assessment of Xcel.................................35
          (b)  The Proposed Transactions Will Not Have an Adverse Impact on
               Any Utility Subsidiary of Xcel, or its Customers, or on the Ability of Xcel's State Public Utility Commissions to
               Protect Such Customers.........................................36
               (i)   Insulation From Risk.....................................36
               (ii)  Utility Subsidiary Financial Integrity...................37
               (iii) Utility Subsidiaries' Capital Needs......................39
               (iv)  Adequacy Of State Commission Oversight...................40
      4.  Compliance with Rule 54.............................................40
  L.  Filing of Certificates of Notification..................................41
Item 2. Fees, Commissions and Expenses........................................43
Item 3. Applicable Statutory Provisions.......................................43
  A.  General.................................................................43
  B.  Rule 54 Analysis........................................................43
Item 4.  Regulatory Approvals.................................................44
Item 5.  Procedure............................................................44
Item 6.  Exhibits and Financial Statements....................................45
Item 7.  Information as to Environmental Effects..............................49

     This Pre-effective Amendment No. 3 revises and replaces in its entirety the Form U-1 Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on February 23, 2000 in File No. 70-9635.

Item 1.  Description of Proposed Transaction

A.   General

     New Century Energies, Inc. ("NCE") and Northern States Power Company ("NSP") have previously filed with the Securities and Exchange Commission (the "Commission") an Application/Declaration on Form U-1, File No. 70-9539 (the "Merger Application") under the Public Utility Holding Company Act of 1935, as amended (the "Act" or "1935 Act") seeking approvals related to the proposed combination of NCE and NSP. NCE is currently a registered holding company under the 1935 Act/1/ and NSP is an exempt holding company under Section 3(a)(2) of the 1935 Act. NCE and NSP entered into an Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), which provides for a strategic business combination involving NCE and NSP in a "merger-of-equals" transaction. Pursuant to the Merger Agreement, NCE will merge with and into NSP. NSP, as the surviving corporation, will change its name to Xcel Energy Inc. ("Xcel"). Also, as part of the Merger, NSP is expected to transfer its existing utility operations that are being conducted directly by NSP at the parent company level to a newly-formed, wholly-owned subsidiary ("New NSP") of Xcel. In addition, Xcel will transfer certain of the existing non-utility subsidiaries of NSP to New NSP. Upon completion of the Merger, Xcel will have as public-utility subsidiary companies New NSP and certain of the existing public-utility subsidiaries of NCE and NSP./2/ Xcel also will continue to own certain of NSP's existing non-utility subsidiaries and will acquire all of the outstanding capital stock of the non-utility subsidiaries of NCE.

     The Merger is structured as a tax-free, stock for stock exchange, with each outstanding share of NCE Common Stock being converted into 1.55 shares (the "Conversion Ratio") of NSP Common Stock. Based on the capitalization of NCE and NSP on March 24, 1999 (the date the Merger Agreement was signed) and the Conversion Ratio, NCE shareholders would own 54% and NSP shareholders would own 46% of the common equity of Xcel if the Merger had been consummated as of such date. A more complete description of the Merger and related transactions is contained in the Merger Application, which is incorporated by reference herein.

     This   Application   seeks   authority   with  respect  to  the   financing
arrangements, ongoing financing arrangements, and other matters pertaining to Xcel and its subsidiaries after giving effect to the Merger.

---------------
/1/ See New Century Energies, Inc., Holding Company Act Release No. 26748 (August 1, 1997).

/2/ As explained below, Black Mountain Gas Company, which currently operates as a division of NSP, will also become a public-utility subsidiary of Xcel.
---------------

B.   Overview of Request

     1.   Introduction

     NCE, as a registered holding company under the 1935 Act, has previously received authorizations from the Commission to engage in a number of different financing transactions. Most recently in File No. 70-9397, the Commission issued an order approving an omnibus financing application for the NCE system, approving various financing arrangements for an authorization period extending through December 31, 2001. See New Century Energies, Inc., Holding Company Act Release No. 27000 (April 7, 1999) (the "NCE Financing Order")./3/ The additional financing for which authorization is requested herein is, in large part, substantially similar to the financing transactions for which the Commission has previously granted authority to NCE. Xcel, however, will upon consummation of the Merger be approximately twice the size of NCE. Therefore, the amounts of specific authorizations requested herein are generally greater than the levels previously authorized for NCE so as to provide sufficient flexibility to meet the financial needs of the larger Xcel system. In addition, the specific types of financings requested herein are slightly different than those that NCE requested in the past. Applicants have modified the NCE request to reflect the greater flexibility that the Commission has granted other registered systems in orders issued subsequent to the NCE Financing Order. Applicants are also requesting that the Commission exempt it from the requirements of Rule 53(a)(1), with respect to the investing by Xcel of proceeds from its financings and the issuance of guarantees as requested herein, by allowing Xcel to have an aggregate investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")/4/, as calculated in accordance with Rule 53(a)(1)(i), in an amount up to 100% of Xcel's consolidated retained earnings as determined in accordance with Rule 53(a)(1)(ii)/5/. See New Century Energies, Inc., Holding Company Act Release No. 26982 (February 26, 1999) (the "NCE 100% Order").

     The approval by the Commission of this filing will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions, which, in turn, should make them more competitive with other utility companies that are not subject to the jurisdiction of the 1935 Act. At the same time, the Commission will continue to have oversight over financings by the Applicants through the regular disclosures under the
Securities Act of 1933, as amended (the "1933 Act"), and under the Securities Exchange Act of 1934, as amended (the "1934 Act"), through the notification system established pursuant to this Application, and through other reports requested by the Commission under its rules under the Act.

---------------
/3/ The Commission previously granted the NCE system financing authorizations on a blanket basis in two releases issued in File No. 70-9007. See New Century Energies, Inc., Holding Company Act Release Nos. 26750 (August 1,
     1997) and 26872 (May 14, 1998).

/4/ In the alternative, the Applicants are requesting that the Commission reserve jurisdiction over its request to have aggregate investments in EWGs and FUCOs of up to 100% of Xcel's consolidated retained earnings and, in the interim, permit such aggregate investments up to 72.3% of Xcel's consolidated retained earnings.

/5/ The terms "exempt wholesale generator" and "foreign utility company" are defined, respectively, in Sections 32(a) and 33(a) of the Act.
---------------

     2.   Overview of the Companies

     NCE is a registered public utility holding company formed in 1997 pursuant to Commission order. New Century Energies, Inc. Holding Co. Act Release No. 26748 (August 1, 1997) (herein, the "NCE Merger Order"). NCE's public utility subsidiaries are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company ("SPS"), and Cheyenne Light, Fuel and Power Company ("Cheyenne") (collectively the "NCE Utility Subsidiaries"). The NCE Utility Subsidiaries together serve approximately 1.6 million electric customers in parts of Colorado, Texas, New Mexico, Wyoming, Oklahoma, and Kansas, and approximately 1.1 million gas customers in parts of Colorado and Wyoming.

     NCE also engages through subsidiaries in various other energy-related and non-utility businesses (collectively, the "NCE Non-Utility Subsidiaries"). The NCE Non-Utility Subsidiaries that are directly owned are: NC Enterprises, Inc. ("NC Enterprises"), which serves as an intermediate holding company for certain of NCE's non-utility subsidiaries and investments; New Century Services, Inc. ("NCS"), a subsidiary service company,/6/ and WestGas InterState Inc., a gas pipeline that operates in Colorado and Wyoming. The NCE Non-Utility Subsidiaries that are indirectly held through NC Enterprises include: New Century International, Inc. ("NCI"), which indirectly holds NCE's interest in Yorkshire Electricity Group plc, a regional electric distribution company serving parts of England; e prime, inc., which directly and indirectly through other subsidiaries sells energy-related products and services and engages in energy marketing and trading; Utility Engineering Corporation ("UE"), which provides general engineering, development, design, construction and other services to both associate and non-associate companies, and through its subsidiary, Quixx Corporation and its subsidiaries, is engaged in development activities relating to EWGs and exempt FUCOs, "qualifying facilities" ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and other energy related projects; The Planergy Group, Inc., which engages exclusively in activities permitted under Rule 58; New Century-Cadence, Inc., which engages in energy related activities in the United States and in Canada/7/; New Century WYCO, Inc., which owns and leases certain gas transportation and related facilities; New Century O&M Services, Inc., which engages in the business of acquiring, owning, and operating facilities presently owned by the Federal government on military enclaves used for the distribution of electricity, natural gas, water, and other energy products/8/; and Natural Station Equipment LLC, which engages in the packaging and marketing of compressed natural gas fueling facility equipment./9/ Certain of the NCE Non-Utility Subsidiaries are also held through PSCo. These subsidiaries generally operate in support of PSCo's operations. They include PS Colorado Credit Corporation ("PSCCC"), which is engaged in financing and factoring of PSCo's fuel inventories and accounts receivable. NCE through PSCo also owns an 100% interest in Colorado Natural Fuels LLC,/10/ which is engaged in the commercialization of compressed natural gas as a motor fuel.

---------------
/6/ NCS will be the service company for the Xcel system, although it is expected to be renamed Xcel Energy Services Inc.

/7/ Cinergy Corp. and New Century Energies, Inc., Holding Company Act Release No. 27124 (January 11, 2000).

/8/ See New Century Energies, Inc., Holding Company Act Release No. 27048 (July 9, 1999).

/9/ See New Century Energies, Inc., Holding Company Act Release No. 27116 (December 22, 1999).

/10/ See id.
---------------

     NSP, which was incorporated in 1909, is a public-utility company and a holding company exempt from registration pursuant to Commission order under
Section 3(a)(2) of the Act. Northern States Power Company, Holding Co. Act Release No. 22334 (December 23, 1981). NSP owns all of the outstanding common stock of Northern States Power Company, a Wisconsin corporation ("NSP-W"), which is a public-utility company under the Act. NSP and NSP-W together serve approximately 1.5 million electric customers in parts of Minnesota, Michigan, North Dakota, South Dakota and Wisconsin and approximately 500,000 gas customers in parts of the same five states and Arizona.

     NSP also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the "NSP Non-Utility Subsidiaries"). The NSP Non-Utility Subsidiaries that are directly owned by NSP are: Viking Gas Transmission Company ("Viking"), an interstate natural gas pipeline subject to FERC jurisdiction under the Natural Gas Act; NRG Energy, Inc. ("NRG"), a holding company for many of NSP's non-utility businesses, including significant investments in independent power projects and foreign operations; Energy Masters International, Inc. ("EMI"), an energy services company; Seren Innovations, Inc. ("Seren"), a company that provides cable, telephone and high-speed internet access systems/11/; Ultra Power Technologies, Inc. ("Ultra Power"), a company currently in the process of winding up its affairs and formerly in the business of marketing power cable testing technology; Eloigne Company ("Eloigne"), an investor in projects that qualify for low-income housing tax credits; NSP Financing I, a special purpose business trust; First Midwest Auto Park, Inc. ("FMAP"), an owner of a parking garage and a parking lot; United Power and Land Company ("UP&L"), a real estate investment company; Reddy Kilowatt Corporation ("Reddy Kilowatt"), the owner of certain intellectual property rights; Natrogas, Inc., a provider of propane services; Nuclear Management Company ("NMC"), a limited liability company that will provide services to the nuclear operations of its members; and NSP Nuclear Corporation, a subsidiary formed to hold NSP's interest in the NMC. NSP owns 100% of all of the foregoing businesses, except that NSP owns 25% of the membership interests in NMC and, as a result of the issuance of equity by NRG, currently has an 82% ownership interest in NRG. Upon consummation of the Merger, Xcel will transfer to New NSP its ownership interests in FMAP, UP&L, NSP Financing I, NMC and NSP Nuclear Corporation. A further description of the non-utility subsidiaries of NSP is included in the Merger Application.

     Through NSP-W, NSP also indirectly owns all of the outstanding common stock of the following non-utility subsidiary companies: Clearwater Investments, Inc. ("Clearwater"), an investor in housing projects that qualify for low-income housing tax credits, and NSP Lands, Inc. ("NSP Lands"), a real estate investment company. NSP-W also owns 75.86% of Chippewa and Flambeau Improvement Company ("C&F"), a company that builds and operates dams and reservoirs for hydro-electric plants. A further description of the non-utility subsidiaries of NSP-W is included in the Merger Application.

---------------
/11/ Applicants  have  filed an  application  to  qualify  Seren  as an  "exempt telecommunications company" under Section 34 of the Act. Accordingly, Xcel may be able to finance Seren's activities and provide guarantees and other credit support to Seren on an exempt basis.
---------------

     As noted above, as part of the Merger, NSP is expected to transfer its existing utility operations that are being conducted at the parent company level to New NSP, which will be a newly-formed, wholly-owned subsidiary of Xcel. As a result, Xcel will have the following public-utility subsidiary companies upon completion of the Merger: PSCo, SPS, Cheyenne, New NSP and NSP-W. Black Mountain Gas Company ("BMG"), which currently provides retail gas utility service in Arizona and operates as a division of NSP, will also become a public-utility subsidiary of Xcel./12/ The foregoing public-utility subsidiaries are hereinafter referred to as the Utility Subsidiaries.

     Following the Merger, Xcel will own, directly and indirectly, the NCE Non-Utility Subsidiaries and the NSP Non-Utility Subsidiaries. As used herein, the term "Non-Utility Subsidiaries" means each of the NCE Non-Utility Subsidiaries and NSP Non-Utility Subsidiaries, as well as any future direct or indirect non-utility subsidiaries of NCE, NSP or Xcel whose equity securities may be acquired in accordance with the Commission's authorization in this proceeding or in accordance with an exemption provided under the Act or the Commission's rules thereunder. As used herein, the term "Subsidiaries" means the Utility Subsidiaries and the Non-Utility Subsidiaries collectively.

     The expected corporate structure of the Xcel system was filed as an exhibit to the Merger Application.

     3.   Summary of Requested Authorization

     The Applicants request authority with respect to the financing arrangements, ongoing financing activities and other matters pertaining to Xcel and the Subsidiaries. The Applicants request such authorization generally for the period beginning with the effective date of the Merger through September 30, 2003 and, with respect to the issuance of stock under employee benefit plans and dividend reinvestment plans, through June 30, 2007 (the "Authorization Period").

     Set forth below is a summary of the financing authority which the Applicants are seeking pursuant to this Application. The following table also shows the current financing authority for the NCE system pursuant to the NCE Financing Order.

---------------
/12/ Presently  pending before the Commission is NSP's  application for approval to transfer the assets and operations of BMG to a subsidiary of NSP (File No. 70-09337). NSP's intent is to accomplish the transfer of such assets promptly upon receipt of the necessary regulatory approvals, either prior to or following the Merger.
---------------

Category                      Current Authorization          Requested Authority
                                    of NCE

Xcel:
Common stock and              Common Stock: $1.25 billion    Aggregate amount of
long-term debt                Long-Term Debt: $300 million   $2.0 billion
of Xcel and long-term         Finance Subsidiaries:  N/A
debt and preferred securities
of Finance Subsidiaries
established by Xcel

Short-Term Debt               $600 million, less             $1.5 billion
                              Long-Term Debt

Employee Benefit Plans and    Additional 30 million shares   Additional 30
Dividend Reinvestment Plan    of common stock                million shares of
                                                             common stock


Utility Subsidiaries:
Short-Term
         Cheyenne             $40 million                    $40 million
         BMG                  N/A                            $40 million

Intra-system Financings and   Intra-system Financings:       Aggregate amount of
Guarantees by Xcel and          $500 million                 $2.5 billion
Subsidiaries                  Parent Guarantees:
                                $800 million
                              Subsidiary Guarantees:
                                $100 million

     In addition, the Applicants request authorization, similar to the authorization given to NCE and its subsidiaries in the NCE Financing Order, to
(i) enter into hedging  transactions,  (ii) acquire Financing  Subsidiaries/13/,
(iii) acquire intermediate Subsidiaries for the purpose of investing in EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries, and (iv) pay dividends out of capital and unearned surplus, as more fully described below. Finally, Applicants request authority for: (i) NCE, NSP and their subsidiaries to maintain in place certain existing financing arrangements,
(ii) Xcel to have flexibility in the future to restructure its non-utility interests, and (iii) Xcel to use the proceeds of financing transactions in an amount equal to 100% of the Xcel system's consolidated retained earnings for investment in EWGs and FUCOs as and to the same extent the Commission previously granted such authority to NCE in the NCE 100% Order./14/

     4.  Other Pending Applications

          File No. 70-9539: NCE and NSP are seeking approval for the Merger and related transactions.

          File No. 70-09337:  NSP is requesting authority to transfer the assets
          and   operations  of  its  Black   Mountain  Gas  division  to  a  new
          wholly-owned subsidiary.

---------------
/13/ In the NCE Financing Order, the Commission reserved jurisdiction over the issue of whether or not NCE, as a registered holding company, can establish Financing Subsidiaries directly. Applicants are requesting authorization for Xcel to have such authority in light of the Commission's recent order in The Southern Company, Holding Company Act Release No. 27134 (February 9,
     2000).

/14/ As explained  below,  Applicants are requesting in the alternative that the
     Commission reserve jurisdiction over its request to have aggregate investments in EWGs and FUCOs of up to 100% of Xcel's consolidated retained earnings and, in the interim, permit such investments up to 72.3% of Xcel's consolidated retained earnings.

---------------

     5.  Financing Parameters

     The following general conditions will be applicable where appropriate to the financing transactions requested to be authorized hereby:

     Effective Cost of Money. The effective cost of money on securities issued to non-associate companies authorized by this Application will not exceed competitive market rates for securities of comparable credit quality with similar terms and features;

     Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years;

     Rating of Long-Term Debt. Any long-term debt to be issued by Xcel will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization; and

     Capitalization Ratios. Xcel's common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization; and the common stock equity of each of the Utility Subsidiaries, individually, will be at least 30% of its respective total capitalization./15/

     6.  Use of Proceeds

     The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Xcel and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Xcel or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements of Xcel and its Subsidiaries, and (iv) other lawful general purposes. Any use of proceeds to make investments in Rule 58 Subsidiaries will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation requested herein./16/ See "K. Financing of EWGs and FUCOs" below.

     In consideration for its purchase from PSCo of the stock of NCI, which indirectly holds a 50% interest in Yorkshire Power Group Limited, NC Enterprises issued a note payable to PSCo for $292.6 million, representing the purchase price. See New Century Energies, Inc., Holding Company Act Release No. 26871 (May 14, 1998). It is expected that Xcel International Group (formerly NCI) will assume NC Enterprises' obligations to PSCo under that note. Among other uses of the proceeds of the financings proposed herein, Xcel plans to make advances, loans or cash capital contributions to Xcel International Group to enable it to prepay that note to PSCo./17/

---------------
/15/ Total capitalization is the sum of common stock equity, preferred stock, long-term debt (including current maturities) and short-term debt.

/16/ Absent Commission  approval of such request,  the investment  limitation of
     Rule 53(a) would apply.
---------------

     The Applicants represent that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or the rules thereunder.

C.   Description of External Financing Program

     It is contemplated that Xcel will obtain funds externally through sales of common stock and long-term and short-term debt financing, including the sale of commercial paper. It is further contemplated that Xcel will finance the operations of certain of its Subsidiaries with a combination of debt, equity and credit support. It is contemplated that the operations of the Utility Subsidiaries (other than Cheyenne) will be largely self-funding.

     1.  Xcel External Financings

     (a) Common Stock and Long-Term Debt of Xcel; Securities of Financing Subsidiaries Guaranteed by Xcel

     It is contemplated that Xcel may issue and sell common stock and/or long-term debt securities for the uses set forth under Use of Proceeds above, provided that the aggregate proceeds received upon issuance of such common stock (exclusive of the issuance of common stock described below under "E. Employee Benefit Plans and Dividend Reinvestment Plan") and the aggregate principal amount of long-term debt outstanding at any one time, as well as long-term debt or preferred securities issued by Financing Subsidiaries established by Xcel as described below under "H. Financing Subsidiaries", during the Authorization Period shall not exceed $2 billion. The Commission has similarly authorized the issuance of securities at the holding company level in (1) Dominion Resources Inc., Holding Company Act Release No. 35-27112, in which the Commission authorized Dominion Resources Inc. to issue, in addition to its merger-related financing, equity, preferred and/or debt securities (including refinancing indebtedness incurred to finance the merger) in an aggregate principal amount of not to exceed $1.5 billion and (2) SCANA Corporation, Holding Company Act Release No. 35-27135, in which the Commission authorized SCANA to issue common stock and long-term debt in an aggregate amount of not to exceed $1.935 billion (including the cash portion of the consideration paid in the merger of approximately $700 million). The Commission has previously approved the issuance by NCE of up to $1.25 billion of NCE common stock and $300 million of NCE debentures pursuant to the NCE Financing Order.

---------------
/17/ In its  application in File No. 70-9193,  NCE and NC Enterprises  indicated
     that they expected that NC Enterprises would prepay the existing note by the end of 1999. That schedule proved not to be feasible. As described below, either NC Enterprises or Xcel International Group will prepay $75 million of the note on or prior to the consummation of the Merger and Xcel International Group will prepay the balance of the note within 90 days of the consummation of the Merger, but in any event no later than November 30, 2000.
---------------

     Common Stock. Subject to the limits described above and the other conditions described in this Application, Xcel may issue and sell common stock pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Specifically, Xcel may sell common stock covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) through agents;
(iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit) and other shareholders through its employee benefit plans or its dividend reinvestment plan. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Xcel) or directly by one or more underwriters acting alone. The securities may be sold directly by Xcel or through agents designated by Xcel from time to time. If dealers are utilized in the sale of any of the securities, Xcel will sell such securities to the dealers, as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Xcel may grant the underwriters thereof a "green shoe" option permitting the purchase from Xcel at the same price additional shares then being offered solely for the purpose of covering over allotments.

     Xcel may also issue common stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.

     Long-Term Debt. Xcel proposes to issue long-term debt securities from time to time during the Authorization Period. Xcel's long-term debt (a) may be convertible into any other securities of Xcel, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the interest rate pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. In addition, Xcel may have the right from time to time to defer the payment of interest on all or a portion of its long-term debt (which may be fixed or floating or "multi-modal", i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period). Xcel's long-term debt securities may be issued under an indenture (the "Indenture") to be entered into between Xcel and a national bank, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of such securities (each a "Supplemental Indenture").

     Xcel contemplates that long-term debt securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the long-term debt securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that Xcel will not issue and sell any such securities at interest rates in excess of those generally obtainable at the time of pricing or repricing thereof for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

     Finally, Xcel undertakes that without further Commission authorization it will not issue any long-term debt securities that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

     Securities of Financing Subsidiaries. As described below under "H. Financing Subsidiaries", Xcel requests authorization for a Financing Subsidiary to issue preferred securities and/or long-term debt securities the proceeds of which may be loaned to Xcel or a Subsidiary. Any issuance of such securities by a Financing Subsidiary established by Xcel will be counted against the $2 billion limitation described above.

     (b)  Short-Term Debt

     The Applicants request authorization for Xcel to have outstanding at any time during the Authorization Period short-term debt in an aggregate principal amount of up to $1.5 billion to be used as set forth in the following two paragraphs. Pursuant to the NCE Financing Order, the Commission has previously granted NCE authority for debt issuances, including short-term debt and unsecured debentures, in an aggregate principal amount not to exceed $600 million outstanding at any time. The effective cost of money on short-term debt authorized in this proceeding will not exceed the competitive market rates available to companies with comparable credit ratings.

     To provide financing for general corporate purposes, including working capital requirements and capital expenditures, Xcel may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Xcel will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Xcel's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Xcel proposes to establish back-up bank lines that could be used to make short-term borrowings that in an aggregate principal amount do not exceed the authorized amount of short-term debt. Short-term debt under these lines will have a maturity date not more than one year from the date of each borrowing. Xcel may engage in other types of short-term financing generally available to borrowers with investment grade credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     (c)  Other Securities

     In addition to the specific securities for which authorization is sought herein, Xcel may also find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The Applicants request that the Commission reserve jurisdiction over the issuance by Xcel of additional types of securities and the amount thereof. Xcel also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount thereof to be issued and request a supplemental order of the Commission authorizing the issuance thereof by Xcel.

     2.  Utility Subsidiary Financing

     The Applicants seek authority for Utility Subsidiary financings to the extent such financings are not exempt pursuant to Rule 52. Rule 52 provides an exemption from prior authorization requirements of the 1935 Act for most issuances and sales of securities by the Utility Subsidiaries. However, certain external financings by the Utility Subsidiaries for which authorization is requested below are outside the scope of the Rule 52 exemption. The Applicants request authority to undertake the following external financings by the Utility
Subsidiaries:

     (a)  Short-Term Financing of Cheyenne and BMG

     Cheyenne. All securities of Cheyenne, except for securities with maturities of less than 12 months, are approved by the Wyoming Public Service Commission (the "Wyoming Commission"). Accordingly, authority is requested for Cheyenne to issue short-term debt to one or more non-associate lenders in an aggregate principal amount of short-term debt to be outstanding at any one time during the Authorization Period not to exceed $40 million. This level of short-term financing for Cheyenne is the same as that authorized by the Commission in the NCE Financing Order.

     BMG. All securities of BMG, except for securities with maturities of less than 12 months, are approved by the Arizona Corporation Commission. Accordingly, authority is requested for BMG to issue short-term debt to one or more non-associate lenders in an aggregate principal amount of short-term debt to be outstanding at any one time during the Authorization Period not to exceed $40 million.

     Each of Cheyenne and BMG may engage in short-term financing as each may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Xcel, bank lines, and debt securities issued under its indentures and note programs. Borrowings under bank lines, and other borrowings shall have a maturity of not more than one year from the date of each borrowing.

     (b)  Other Securities

     In addition, the Utility Subsidiaries may find it necessary or desirable to issue other types of securities during the Authorization Period that are not exempt from prior Commission approval. The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amount thereof except to the extent the same are exempt pursuant to Rule 52 or except as elsewhere provided for herein. Each Utility Subsidiary also undertakes to have a post-effective amendment filed in this proceeding that will describe the general terms of each such security and the amount thereof of such Utility Subsidiary and request a supplemental order of the Commission authorizing the issuance thereof.

3.   Non-Utility Subsidiary Financings

     The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related, telecommunications-related or otherwise functionally-related, non-utility businesses in the Xcel system. They will be competing in different sectors of the energy and other industries. In order to finance investments in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of any other securities with respect to which the exemption under Rule 52(b) would not apply. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such non-exempt security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

D.   Intra-System Financings and Guarantees

     The Applicants request authorization for (i) Xcel to finance its Subsidiaries and its Subsidiaries to finance other Subsidiaries and (ii) Xcel and the Subsidiaries to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of Subsidiaries as may be appropriate to enable such Subsidiaries to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $2.5 billion outstanding at any one time during the Authorization Period; provided that any short-term loans to Cheyenne and BMG will be counted against their respective $40 million limits applicable to short-term debt requested above at "C.2. Utility Subsidiary Financing" and shall not apply against the $2.5 billion limit requested herein. The $2.5 billion excludes any such financings, guarantees or other credit arrangements that are exempt pursuant to Rules 45(b) and 52. The Commission, pursuant to the NCE Financing Order, has previously authorized NCE to engage in intra-system financings in an amount not to exceed $500 million outstanding at any one time and guarantees and credit arrangements in an amount not to exceed $800 million at the NCE level and $100 million at the NCE subsidiary level, in each case, exclusive of financing that is exempt pursuant to Rules 45(b) and 52. The limits on guarantees and other credit support obligations described above are not to be included in the aggregate respective limits applicable to external financings requested elsewhere herein.

     Intra-system financings would generally be in the form of cash capital contributions, open account advances, inter-company loans, and/or capital stock purchases. Intra-system financing will provide funds for general corporate purposes, including working capital requirements, investments and capital expenditures. Xcel or the lending Subsidiary will determine, at its discretion, how much financing to give each borrowing Subsidiary as its needs dictate during the Authorization Period. Generally, Xcel or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b).

     Loans by Xcel or a Non-Utility Subsidiary to a Non-Utility Subsidiary generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intra-system loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Subsidiary effecting the borrowing is not wholly-owned by Xcel, directly or indirectly, authority is requested under the Act for Xcel or a Non-Utility Subsidiary to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary, such Non-Utility Subsidiary will not provide any services to any associate Non-Utility Subsidiary except a company which meets one of the conditions for rendering of services on a basis other than "at cost", as described in the Merger Application. In the event any such loans are made, Xcel will include in the next certificate filed pursuant to Rule 24 substantially the same information as that required on Form U-6B-2 with respect to such transaction. In addition, the principal amount of any such loans will be included in the $2.5 billion aggregate authorization requested herein for intra-system financings. See Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

     With respect to guarantees, it is expected that Xcel will charge each Subsidiary a fee for each guarantee provided on behalf of such Subsidiary that is determined by multiplying the amount of any such guarantee by Xcel by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the guarantee remains outstanding. Subsidiaries may also charge each Subsidiary a fee for each guarantee provided on its behalf determined in the same manner as specified above.

     The Subsidiaries may issue and Xcel or other Subsidiaries may acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. Xcel and the Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Subsidiary.

E.   Employee Benefit Plans and Dividend Reinvestment Plan

     The Applicants request authorization during the Authorization Period for Xcel to issue and/or acquire up to 30 million shares of Xcel common stock (subject to adjustment for stock splits) under employee benefit plans and the dividend reinvestment plan described below. Xcel may also buy back shares of common stock or such options during the Authorization Period in accordance with Rule 42. Pursuant to the NCE Financing Order, the Commission authorized NCE to issue up to 30 million shares of its common stock pursuant to its employee benefit plans and dividend reinvestment plans.

     1.   Benefit Plans

     The number of shares of Xcel common stock to be issued and sold under benefit plans pursuant to the authority requested herein shall be subject to the limitation set forth above relating to benefit plans and the dividend reinvestment plan.

     NSP maintains for it and its Subsidiaries the NSP Employee Stock Ownership Plan (the "ESOP"). NSP makes discretionary contributions in cash or stock based on the estimated tax savings derived from using employees' dividends to repay loans taken out by the plan to acquire NSP stock. These contributions may be reduced at NSP's option to reflect ESOP-related costs and any past contributions that failed to produce a tax savings. Non-exempt employees who are not "highly compensated employees" can make after-tax contributions to the ESOP. It is expected that Xcel will continue the ESOP following the Merger.

     NSP also maintains a Stock Equivalent Plan for the non-employee directors of NSP. Under the Stock Equivalent Plan, directors may receive an annual award of stock equivalent units with each having a value equal to one share of NSP common stock. Directors also are permitted to defer their retainer and meeting fees and have them invested in stock equivalent units. Amounts held under the plan are paid in shares of NSP common stock upon a director's termination of service. It is expected that Xcel will maintain the Stock Equivalent Plan following the Merger.

     In addition, NSP maintains for its officers and key employees the Amended Long-Term Incentive Plan./18/ The Plan permits the granting of non-qualified stock options, incentive stock options, restricted common stock, stock appreciation rights and performance awards to participants. To date, awards have consisted of non-qualified stock options and restricted stock. It is also expected that Xcel will amend its existing Amended Long-Term Incentive Plan so as to be substantially identical to NCE's Omnibus Incentive Plan following the Merger.

---------------
/18/ A detailed description of the Amended Long-Term Incentive Plan is contained in NSP's  Proxy  Statement  on Form 14A,  dated  March 20,  1998,  File No.
     1-3034.
---------------

     NCE currently maintains for its and its subsidiaries' employees three different benefit plans which provide for the issuance and/or sale of common stock. Upon the effectiveness of the Merger, all shares held under these plans will be converted into Xcel common stock at the Conversion Ratio and each of these plans will be amended to provide for the issuance only of Xcel common stock.

     In addition, NCE has adopted the New Century Energies, Inc. Omnibus Incentive Plan, which authorizes grants of common stock, stock options and other stock-based awards to eligible executives and other key employees, and the Outside Directors' Compensation Plan, under which non-employee directors may elect to receive director compensation in the form of common stock./19/ Upon completion of the Merger, all outstanding shares of NCE common stock under these plans will be converted into shares of Xcel common stock at the Conversion Ratio and each outstanding option issued under the plan to acquire NCE common stock shall entitle the holder to purchase the number of Xcel shares of common stock that is equal to the product of (i) the number of NCE shares subject to such option immediately prior to the effective time of the Merger and (ii) the Conversion Ratio; and the exercise price per share of Xcel common stock subject to such option shall be equal to (i) the exercise price per NCE share immediately prior to the effective time of the Merger divided by (ii) the Conversion Ratio. Following the Merger, it is not expected that any new awards will be made under the NCE Omnibus Incentive Plan and that such plan will be replaced by the current Amended Long-Term Incentive Plan. In addition, following the Merger, the Outside Directors' Compensation Plan will no longer be active.

     Xcel may adopt one or more other plans which will provide for the issuance and/or sale of Xcel common stock, stock options and stock awards to a group which has not yet been determined but may include directors, officers and employees. Xcel may issue shares of its common stock under the authorization, and within the limitations, set forth herein in order to satisfy its obligations under such plans.

     Shares of common stock for use under the stock plans may either be newly issued shares, treasury shares or shares purchased in the open market. Xcel will make open-market purchases of common stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Xcel may also acquire treasury shares through other open-market purchases. Xcel also proposes to issue and/or sell shares of common stock pursuant to these existing stock plans and similar plans or plan funding arrangements hereafter adopted, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application.

     2.  Dividend Reinvestment Plan

     Upon consummation of the Merger, the NSP Dividend Reinvestment and Stock Purchase Plan (the "Dividend Reinvestment Plan") will remain in place and will include participants in the NCE Dividend Reinvestment and Cash Payment Plan. The Dividend Reinvestment Plan also will be amended to permit non-shareholders to make an initial cash investment in Xcel common stock and will be renamed the Xcel Energy Direct Purchase Plan. The Dividend Reinvestment Plan will enable participants to reinvest their dividends to acquire shares of Xcel common stock and to make optional cash payments for such purpose.

---------------
/19/ A detailed description of the Omnibus Incentive Plan and Outside Directors'
     Compensation Plan is contained in NCE's Proxy Statement on Form 14A dated March 30, 1998, File No. 1-12927.
---------------

     The number of shares of Xcel common stock to be issued and sold under the Dividend Reinvestment Plan pursuant to the authority requested herein shall be subject to the limitation set forth above relating to benefit plans and the dividend reinvestment plan. Shares of common stock for use under the Dividend Reinvestment Plan may either be newly issued shares, treasury shares or shares purchased in the open market. Xcel may make open-market purchases of common stock in accordance with the terms of or in connection with the operation of the Dividend Reinvestment Plan pursuant to Rule 42.

F.   Hedge Transactions

     1.   Interest Rate Hedging Program

     The Applicants request authorization for Xcel and, to the extent not exempt pursuant to Rule 52, the Subsidiaries, to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. The Commission has previously approved the use of Interest Rate Hedges by NCE pursuant to the NCE Financing Order.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commission and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch.

     2.  Anticipatory Hedges

     In addition, the Applicants request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the
"Anticipatory Hedges"), subject to certain limitations and restrictions. The Commission has previously approved the use of Anticipatory Hedges by NCE pursuant to the NCE Financing Order.

     Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale (a "Forward Sale") on, (ii) the purchase of put options (a "Put Options Purchase") on, (iii) a Put Options Purchase in combination with the sale of call options (a "Zero Cost Collar") on, (iv) transactions involving the purchase or sale, including short sales, on or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges on, exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities, and/or any obligation of a U.S. government sponsored agency or instrumentality.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Xcel or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Xcel or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither Xcel nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

     The Applicants will comply with the then existing accounting and financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions. In addition, such hedging transactions will qualify for hedge accounting treatment under GAAP.

     Xcel further requests that the Commission reserve jurisdiction over the authority of Xcel to enter into Interest Rate Hedges and Anticipatory Hedges that do not meet the requirements set forth above. Xcel undertakes to file a post-effective amendment in this proceeding, requesting authorization to enter into such Interest Rate Hedges and Anticipatory Hedges and request a supplemental order authorizing such transactions.

G.   Existing Financing Arrangements

     NCE and NSP each have existing financing arrangements that were or will be entered into prior to the Merger. They request authorization to extend such arrangements as discussed below.

     1.   NCE

     (a)  Financings Entered into in Accordance with the NCE Financing Order

     As discussed previously, the Commission in the NCE Financing Order authorized NCE and its subsidiaries to engage in various financing transactions, including intra-system arrangements, for an authorization period extending through December 31, 2001. The NCE system has acted pursuant to that authority. These companies will relinquish the authority granted in those orders on the effective date of an order by the Commission in this proceeding granting the requested authority.

     With respect to existing financing obligations by NCE itself, NCE will to the extent possible transfer such obligations to Xcel, and will count such obligations against the applicable authorization limits requested herein as though Xcel itself had entered into such arrangements. With respect to the existing financing obligations and arrangements that NCE's subsidiaries have entered into in accordance with the NCE Financing Order which they are able to retain post-Merger, such obligations and arrangements will be counted against the applicable authorization limits requested herein. Xcel will identify all such obligations and arrangements in its first Rule 24 certificate that it will file post-Merger.

     (b)  NC Enterprises Note to SPS Relating to UE and Quixx

     In the NCE Merger Order, the Commission approved the formation of NC Enterprises and its acquisition of the securities of certain of PSCo's and all of SPS's non-utility subsidiaries. With respect to the SPS direct subsidiaries, UE and Quixx, the Commission authorized their transfer through the sale by SPS of all of their outstanding common stock to NC Enterprises in exchange for a note for $119.1 million issued by NC Enterprises having a thirty-year maturity (the "SPS Note")./20/

     Applicants request authorization to transfer NC Enterprises' obligation under the SPS Note to a different entity within the Xcel system. As set out in the Merger Application, NC Enterprises is expected to be replaced by a series of intermediate holding companies in the Xcel corporate structure. Applicants' intent is to group the Non-Utility Subsidiaries engaging in related activities under new intermediate holding companies, as opposed to under a single intermediate holding company such as NC Enterprises. In anticipation of that eventuality, Applicants request authorization to transfer NC Enterprises' obligation under the SPS Note to Xcel Wholesale Energy Group. The Applicants request that the outstanding balance under the SPS Note not be counted towards the intra-system authorization limits requested herein.

     (c)  NC Enterprises Note to PSCo Relating to NCI

     In File No. 70-9193, the Commission authorized PSCo to transfer NCI, which was previously a wholly-owned subsidiary of PSCo, to NC Enterprises in exchange for a note issued by NC Enterprises in the amount of $292.6 million (the "PSCo Note"). New Century Energies, Inc., Holding Company Act Release No. 26871 (May 14, 1998). Although the PSCo Note has a twenty-year maturity, it was initially anticipated that NC Enterprises would prepay the PSCo Note by year-end 1999 with funds obtained through capital contributions from NCE. The applicants in File No. 70-9193 committed that in the event that the PSCo Note was not prepaid on this schedule, they would notify the Commission of the new payment plan through the filing of a post-effective amendment./21/

     For a variety of reasons, the decision was made not to prepay the PSCo Note in its entirety on the originally contemplated timetable, although NC Enterprises has prepaid approximately one-third of the balance, reducing the principal balance to $192.6 million. Either NC Enterprises or Xcel International Group will prepay $75 million of indebtedness under the PSCo Note at or prior to the closing of the Merger and Xcel International Group will prepay the balance of the indebtedness under the PSCo Note within 90 days after the closing of the Merger, but in any event no later than November 30, 2000, through internally generated funds, its own financings or through capital contributions from Xcel, funded, in turn, by short-term debt issued by Xcel. Applicants commit to notify the Commission through a post-effective amendment if this plan changes. Xcel may use the proceeds from the financings authorized herein to make capital contributions to enable the prepayment of the PSCo Note.

---------------
/20/ PSCo in contrast dividended the stock of the subsidiaries it transferred to NCE, which in turn made a capital contribution of the stock to NC Enterprises.

/21/ Applicants are using this Application as the means to inform the Commission of the new payment plan for the PSCo Note in lieu of the filing of a post-effective amendment in File No. 70-9193.
---------------

     Applicants further request authority to transfer NC Enterprises' obligations under the note to a different entity in the Xcel system for the same reason specified above with respect to the SPS Note. Under the present proposed structure for Xcel, Xcel International Group will be the intermediate holding company parent of NCI. Because the PSCo Note, like the SPS Note, has been specifically authorized by the Commission, the outstanding balance under the PSCo Note will not be counted towards the intra-system authorization limits requested herein.

     2.   NSP

     The existing non-exempt financing arrangements of NSP and its Subsidiaries are set forth on Annex I attached hereto. Also, it is possible that, prior to completion of the Merger, NSP will make additional equity investments in and/or provide additional guarantees or other credit support for or on behalf of the Non-Utility Subsidiaries of NSP.

     The Applicants request Commission authorization to maintain in place through the Authorization Period the existing financing arrangements, and any other guarantees and other credit arrangements entered into by NSP and its subsidiaries prior to completion of the Merger and which remain in effect on the date the Merger is completed. All intra-company financings, and guarantees or other credit support arrangements with respect to obligations of the Subsidiaries, will be included in the aggregate limits set forth above at "D. Intra-System Financings". The bank loans related to the Employee Stock Ownership Plan, as described in Annex I under the caption "Employee Stock Ownership Plan", to be assumed by Xcel in the Merger will be included in the aggregate limits set forth above at "C.1. Xcel External Financings".

     Xcel will notify the Commission of all equity investments in, and guarantees or other credit support for or on behalf of, any of its Subsidiaries made or provided prior to the Merger and which will remain in effect upon closing of the Merger in its first Rule 24 certificate that it will file post-Merger.

     3.   Xcel

     NSP has entered into an Indenture dated as of January 30, 1997, as supplemented (the "NSP Indenture"), between NSP and Norwest Bank Minnesota, National Association, pursuant to which NSP has issued $206,190,000 aggregate principal amount of Junior Subordinated Debentures to NSP Financing I which has in turn issued $200,000,000 aggregate liquidation amount of Trust Originated Preferred Securities to investors. The maturity date of the Junior Subordinated Debentures is January 31, 2037. Proceeds of the issuance of the Trust Originated Preferred Securities by NSP Financing I were used solely to acquire the Junior Subordinated Debentures. Payments by NSP on account of the Junior Subordinated Debentures are used by NSP Financing I to make payments on account of the Trust Originated Preferred Securities. Amounts in respect of the Trust Originated Preferred Securities are guaranteed by NSP pursuant to a Preferred Securities
Guarantee Agreement dated as of January 31, 1997 between NSP and Wilmington Trust Company, as guarantee trustee. Upon consummation of the Merger, the obligations under the Junior Subordinated Debentures and the Preferred Securities Guarantee Agreement will be assigned to New NSP, but, in order to satisfy covenants in the agreements relating to tax treatment, Xcel, as successor to NSP, will not be released from its liability thereon. As a result, New NSP will be primarily obligated to make payments thereon and Xcel will remain secondarily liable, similar to a guarantor./22/ Xcel requests Commission authorization to maintain in effect the above-described financing arrangement and to not include such obligations under the $2.0 billion investment limitation described above under "C. Description of External Financing Program". Xcel further requests that its obligations to NSP Financing I under the Junior Subordinated Debentures and any guarantees in respect of the Trust Originated Preferred Securities not be included in the aggregate limits set forth above at "D. Intra-System Financings".

---------------
/22/ In Southern Company,  Holding Company Act Release NO. 27134 (Feb. 9, 2000),
     the Commission authorized the issuance of similar securities at the holding company level. In this instance, however, the primary obligor will be New NSP, with Xcel's remaining obligation being similar to a guarantee.
---------------

H.   Financing Subsidiaries

     The Applicants request authority for Xcel and its Subsidiaries to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Xcel and the Subsidiaries through the issuance of debt or preferred securities, including but not limited to monthly income preferred securities, to third parties and the loaning of the proceeds of such financings to Xcel or such Subsidiaries. The proceeds of any securities issuance by a Financing Subsidiary would be loaned, dividended or otherwise transferred to Xcel or the Subsidiary that established such Financing Subsidiary or to such other entity that they may designate. The proceeds of any securities issuances by a Financing Subsidiary would count against any applicable authorization limit of Xcel or a Subsidiary establishing such Financing Subsidiary as though Xcel or the Subsidiary had undertaken the issuance directly. Xcel or a Subsidiary may, if required, guarantee all or part of the obligations of any Financing Subsidiary under any securities issued by the Financing Subsidiary. Xcel or a Subsidiary also may enter into expense arrangements in respect of the obligations of any such Financing Subsidiary. However, the amount of any such guarantee by Xcel or a Subsidiary would not be counted against the authorization limit proposed in "D. Intra-System Financings and Guarantees" above. The request for authorization to establish Financing Subsidiaries is consistent with the authorization granted in the NCE Financing Order. In the NCE Financing Order, the Commission reserved jurisdiction in respect of NCE's request to establish Financing Subsidiaries directly. However, in The Southern Company, Holding Company Act Release No. 35-27134, the Commission, after careful consideration, granted authorization for a similar transaction.

     Any such long-term debt or preferred securities would be issued with terms and features negotiated or based upon, or otherwise determined by, competitive capital markets, and in any event consistent with the general terms set forth above for Xcel. Any such preferred securities would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as Xcel may determine at the time of issuance. In addition, all issuances of preferred securities will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive capital markets.

I.   Intermediate Subsidiaries and Reorganization Authority

     Xcel and its Non-Utility Subsidiaries propose to acquire the securities of one or more companies (the "Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries, provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries.

     There are several legal and business reasons for the use of special-purpose subsidiaries such as the Intermediate Subsidiaries in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other non-exempt Non-Utility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary for Xcel, either directly or indirectly through Non-Utility Subsidiaries, to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Xcel to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Xcel, either directly or indirectly, and by non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Xcel's exposure to U.S. and foreign taxes; (7) to further insulate Xcel and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment by Xcel in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Xcel from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Non-Utility Subsidiary pursuant to Rule 52. To the extent that Xcel provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in Xcel's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     Relatedly, Xcel seeks a general grant of authority to restructure its non-utility interests from time to time, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in the entry by the Subsidiaries into new lines of business that have not previously been authorized by the Commission or that are not permissible on an exempt basis under the Act or Commission rule. Such restructurings may involve the creation of new, or the elimination of existing, Intermediate Subsidiaries, the consolidation of Non-Utility Subsidiaries engaged in similar businesses, the spin-off of a portion of an existing business of a Non-Utility Subsidiary to another Non-Utility Subsidiary, the re-incorporation of an existing Non-Utility Subsidiary in a different state, the transfer of authority from one Non-Utility Subsidiary to another or other similar type arrangements. NCE had not requested similar authorization in its prior financing application (File No. 70-9397). However, the requested authorization would provide Xcel with the flexibility to permit any necessary or appropriate restructuring in connection with the Merger or post-Merger to reflect actual operating experience. Applicants also believe that such authority will relieve burden on the Commission, since without such authority Applicants may have to obtain Commission authorization for routine reorganizations. The requested authorization is consistent with the authorization granted to other applicants in recent Commission orders. See Columbia Energy Group, Holding Company Act Release No. 27099 (November 5, 1999).

     To effect any such consolidation or other reorganization, Xcel may contribute to such new Intermediate Subsidiary all of the outstanding stock of other Intermediate Subsidiaries and/or Non-Utility Subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued hereunder, Xcel requests any requisite authorization under the Act to accomplish such reorganizations from time to time.

     In addition, as needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Non-Utility Subsidiary's authorized capital stock capitalization as deemed appropriate by Xcel or other immediate parent company in the instant case. The portion of an individual Non-Utility Subsidiary's aggregate financing to be effected through the sale of stock to Xcel or other intermediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Non-Utility Subsidiary. In addition, the Non-Utility Subsidiary may choose to use capital stock with no par value or a different par value. Also, a wholly-owned Non-Utility Subsidiary may wish to engage in a reverse stock split to reduce franchise or other taxes.

J.   Payment of Dividends Out of Capital and Unearned Surplus

     Xcel also proposes, on behalf of the direct and indirect Non-Utility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

     Xcel anticipates that there will be situations in which one or more of its direct or indirect Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to such Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to its parent for possible distribution to Xcel./23/

     Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by a first-tier Non-Utility Subsidiary of Xcel or a direct or indirect Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which an Intermediate Subsidiary or other downstream Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a Subsidiary level where there is no current need for it.

     Xcel, on behalf of each of its current and future direct and indirect Subsidiaries, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain either or both an equity insolvency test or some type of balance sheet test. Xcel also states that its Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     Moreover, the requested authorization to pay dividends out of capital and unearned surplus shall not apply to any Non-Utility Subsidiary that derives any material part of its revenues from the sale of goods, services, electricity, or natural gas to any Utility Subsidiary.

---------------
/23/ The  same  problem  would  arise  where  an   Intermediate   Subsidiary  is
     over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Xcel would normally desire a return of some or all of the funds invested.
---------------

K.   Financing of EWGs and FUCOs

     Upon consummation of the Merger, Xcel will own indirect interests in EWGs and FUCOs. Assuming the Merger were effective as of December 31, 1999, aggregate investment in these entities would total approximately $0.9 billion or 41.9% of Xcel's consolidated total retained earnings, as defined in Rule 53. Assuming the Merger were effective as of June 30, 2000, aggregate investment in these entities would total approximately $1.2 billion or 53.4% of Xcel's consolidated retained earnings, as defined in Rule 53.

     Sections 32 and 33 of the 1935 Act permit a registered holding company to acquire and maintain interests in one or more EWGs or FUCOs without the need to apply for or receive approval from the Commission. To the extent that funds for one or more projects are required in excess of internally generated funds, Xcel hereby requests Commission authorization to invest proceeds from the financings authorized hereby in EWGs and FUCOs and to guarantee the obligations of an EWG or FUCO in compliance with Rule 53(a)(1) such that Xcel's aggregate investment at any one time during the period covered by this Application, including any such guarantees of an EWG or FUCO at that time outstanding, will not exceed 100% of its "consolidated retained earnings," as defined in Rule 53(a)(1)(ii).

     In the alternative, Xcel requests that the Commission reserve jurisdiction over the foregoing request pending further completion of the record and that the Commission in the interim authorize Xcel to invest proceeds from the financings authorized hereby in EWGs and FUCOs and to guarantee the obligations of EWGs and FUCOs in compliance with Rule 53(a)(1) such that Xcel's aggregate investment at any one time during the period covered by this Application, including such guarantees of an EWG or FUCO at that time outstanding will not exceed 72.3% of its "consolidated retained earnings," as defined in Rule 53(a)(1)(ii). This authority represents the sum of NCE's existing authority and the amount of the aggregate investment that NSP has made to date as an exempt holding company./24/

     The rationale for this approach is that: (i) the Commission previously has authorized NCE to invest proceeds from financings in EWGs and FUCOs in an amount up to 100% of its consolidated retained earnings (see the NCE 100% Order), and
(ii) NSP's existing investments have been made in accordance with the requirements placed upon exempt holding companies under Sections 32 and 33 of the Act. This approach is similar to that applied in the matter of AEP and CSW in File No. 70-9381. In the Commission's order in that matter, the Commission approved the use of proceeds by AEP to invest in EWGs and FUCOs so long as its "aggregate investment" in EWGs and FUCOs does not exceed 100% of the holding company's post-merger consolidated retained earnings, based on prior Commission orders granting AEP and CSW such 100% authority. See American Electric Power Company, Inc. and Central and South West Corporation, Holding Co. Act Release No. 27186 (June 14, 2000).

     Although the case is not directly on point, we note that the Commission applied a similar rationale in its recent decision in National Grid. The National Grid Group, plc., Holding Co. Act Release No. 27154 (March 15, 2000). In that case, National Grid, like NSP, was to become a newly-formed registered holding company following its acquisition of NEES, which, like NCE, was an existing registered holding company. The applicants in the Grid case had asked the Commission to "grandfather" all previous investments (an amount in excess of 200% of National Grid's consolidated retained earnings), on the theory that National Grid had not been subject to Rule 53 at the time it made those investments. Similarly, in this matter, each of NSP's investments was made in accordance with the then-applicable law governnig NSP's investments in EWGs and FUCOs.

----------
/24/ The sum of (i)  100%  of the  consolidated  retained  earnings  of NCE,  as determined in accordance with Rule 53(a)(1)(ii), as of June 30, 2000 (i.e., approximately $833.7 million), plus (ii) NSP's "aggregate investment" in EWGs and FUCOs, as determined in accordance with Rule 53(a)(1)(i), as of June 30, 2000 (i.e., approximately 781.9 million), equals approximately 72.3% of the pro forma consolidated retained earnings of Xcel, as determined in accordance with Rule 53(a)(1)(ii), as of June 30, 2000 (i.e., approximately $2,233.3 million).
----------

     As set forth more fully herein, Xcel will establish that the proposed increase in financing authority for investments in EWGs and FUCOs: (1) will not have a substantial adverse impact upon the financial integrity of the Xcel system, and (2) will not have an adverse impact on any utility subsidiary of Xcel, or its customers, or on the ability of the state commissions to protect such subsidiary or customers. Xcel also undertakes not to seek recovery through higher rates to customers of Utility Subsidiaries to compensate it for any losses or inadequate returns it may sustain from the proposed investments.

     In the event that the Commission grants Xcel in this proceeding authority to have aggregate investments in EWGs and FUCOs at a level below 100% of Xcel's "consolidated retained earnings" as defined in Rule 53(a)(1)(ii), Xcel requests that the Commission reserve jurisdiction over the authority of Xcel to invest proceeds from the financings authorized hereby in EWGs and FUCOs and to guarantee the obligations of EWGs and FUCOs in an amount up to 100% of its "consolidated retained earnings" pending the filing by Xcel of one or more post-effective amendments in this proceeding.

     1.  Nature of Request and Prior Investments

     (a)  Request

     Recently, the Commission issued the NCE 100% Order in which it authorized NCE, notwithstanding the 50% safe harbor contained in Rule 53(a)(1), to use the proceeds of financing transactions, in an amount equal to 100% of the system's consolidated retained earnings as determined in accordance with Rule 53(a)(1)(ii) under the Act, for investments in EWGs and FUCOs for which there is recourse, directly or indirectly, to NCE. NCE, as part of its Application/Declaration on Form U-1, Docket No. 70-9341, requesting such order (the "NCE 100% Application"), obtained certifications under Section 33(a)(2) of the Act from each state utility commission having jurisdiction over the retail electric or gas rates of its three public-utility subsidiaries (i.e., PSCo, SPS and Cheyenne). NSP, in connection with its prior and future investments in certain FUCOs, obtained certification in 1996 and 1998 under Section 33(a)(2) of the Act from each state utility commission then regulating its electric or gas rates and from each state utility commission regulating the electric or gas rates of NSP-W, its only public-utility company subsidiary. Copies of the certifications obtained by NSP from the state commissions are attached hereto as Exhibits D-1 through D-10.

     Under the Merger Agreement and as noted previously, NCE will merge with and into NSP and NSP will change its name to Xcel. This corporate structure was chosen for various regulatory and other reasons, even though the former NCE shareholders upon effectiveness of the Merger will own more than 50% of the outstanding common stock of Xcel. As a result, with NCE ceasing to exist, Applicants do not believe that Xcel can rely on the NCE 100% Order without Commission authorization. In any event, the Applicants agree that, upon the effective date of an order by the Commission in this proceeding granting the requested authorization, NCE will relinquish the authority granted in the NCE 100% Order. It is for this reason that Applicants request that the Commission authorize Xcel to use the net proceeds of current and subsequently authorized financings, to invest in and to enter into guarantee arrangements, and to provide other forms of credit support for investments in EWGs and FUCOs, subject to the requirement that Xcel's "aggregate investment" in EWGs and FUCOs not exceed an amount equal to 100% of Xcel's "consolidated retained earnings," as those terms are defined in Rule 53. This financing and investment authority will provide Xcel the flexibility necessary to respond in a timely fashion to possible investments. Certainty of execution is often important in negotiating for an investment. In addition, lead-time for investments varies greatly. Sometimes the process of evaluating and developing projects takes many months or years; other times there may be only a few weeks from the date a company learns of an investment opportunity to the time the deal is completed. Furthermore, confidentiality concerns often exist that make it more difficult to seek Commission approval.

     With respect to its request for EWG and FUCO financing authority, as demonstrated herein, Xcel satisfies the standards that have been established in earlier decisions, including the NCE 100% Order. See American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Central and South West Corp., Holding Co. Act Release No. 26653 (Jan. 24. 1997); Southern Company, Holding Co. Act Release No. 26501 (April 1, 1996).

     (b)  Prior Investments

     As described in the NCE 100% Application, NCE has various investments in FUCOs and EWGs. NC Enterprises, Inc. ("NC Enterprises") is an intermediate holding company formed by NCE to hold the non-regulated subsidiaries within the NCE system, including New Century International, Inc. ("NCI") and Quixx Corporation ("Quixx"). NCI owns all of NCE's investments in FUCOs and certain EWGs, while Quixx holds other investments by NCE in EWGs. The significant existing investments of NCI and Quixx in FUCOs and EWGs have previously been described to the Commission/25/. As of June 30, 2000, NCE's aggregate investment in FUCOs and EWGs under Section 32 of the Act represented approximately 49.5% of NCE's consolidated retained earnings.

     All of NSP's investments in EWGs and FUCOs are held under NRG, a first-tier wholly-owned subsidiary of NSP. The significant investments by NRG in FUCOs and EWGs are described in Annex II hereto and all investments by NRG in FUCOs and EWGs are summarily described in Appendix D to the Merger Application. NSP has not directly or indirectly guaranteed any of the investments by NRG in FUCOs or EWGs. All investments by NRG in FUCOs and EWGs have been funded through capital contributions by NSP to NRG, financings at the NRG level without recourse to NSP, and financings at the project level without recourse to NRG or NSP. As of June 30, 2000, NSP's aggregate investments in FUCOs and EWGs under Section 32 of the Act represented approximately 54.6% of NSP's consolidated retained earnings.

     2.   Capital Allocation And Review Process

     Investment in EWGs and other independent power production facilities, particularly foreign projects and FUCOs, involve a variety of risks that historically have not been present in the traditional, regulated, electric utility industry in the United States. NCE, through NCI and Quixx, and NSP through NRG have been successfully engaged for numerous years in owning and operating EWGs and FUCOs. The process utilized by NCE in making investments in such projects was described in detail in the NCE 100% Application. The process utilized by NSP and NRG in the past is comparable. In particular, NSP established various investment restrictions guidelines to be utilized in evaluating a potential investment in an EWG or FUCO. These guidelines require that the project must demonstrate: (i) consistency with NSP's overall generation strategy, (ii) existence of quality customers, (iii) availability of quality partners, particularly local partners, (iv) ability to produce electricity at a low cost, (v) ability of NRG to own between 25% to 50% of the project and have operating control, (vi) expected earnings above a specified level, and (vii) compliance with minimum risk requirements and risk tolerance guidelines. The risk tolerance guidelines were adopted in 1994 and 1995. Factors include equity size, Euromoney risk factor and a country correlation coefficient. The
Euromarket risk factor includes an assessment of a country's economic performance, political climate and creditworthiness, with no investments in countries with Euromoney risk factor of less than 50 unless strong mitigating circumstances are present.

     Following completion of the Merger, Applicants expect that the procedures utilized in investing in EWGs and FUCOs will be a composite of the best prior practices of NCE and NSP. At a minimum, these practices are expected to include the following.

     (a)  The Project Review Process

     Every potential project opportunity will be subjected to a series of formal reviews to ensure the project's soundness. The process will begin with a consideration of the strategic plans of Xcel generally and, in particular, of the Xcel Wholesale Energy Group (together, the "Group") and the Xcel International Group, which will be updated periodically. Any project that is considered must be consistent with these strategic plans. The review will also serve a screening function; many projects will be rejected for each one that proceeds.

---------------
/25/ See NCE's application on Form U-1 in File No. 9341 and NCE's Report on Form
     U5S for 1998.
---------------

     Before any company in the Group makes any investment in a project, an analysis of that opportunity, including the specific country risk, where applicable, will be subjected to a series of independent internal and external reviews, both at the subsidiary level and Xcel parent level.

     For all projects, the analysis will include consideration of business, financial, regulatory, environmental and legal risks. Foreign projects will be subject to an additional level of scrutiny concerning the political and economic stability of the particular country, the government's commitment to private power, the availability of quality local partners, the legal and regulatory framework for private investment in utility facilities, the local business support for long-term investment of private capital, the economic viability of the project, the technology and fuel supply, the environmental impact, the financial controls on currency conversion and repatriation and the potential for future partial sales of the investment interest to other investors. Before any company in the Group can invest in a foreign country, the Board of Directors will approve that country for investments by the Group.

     Once a preliminary decision is made to move forward with a given project, project teams will be required to identify the major technical, financial, commercial and legal risks associated with their particular projects and whether and how those risks have been mitigated. The members of the project team will be responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Xcel or the relevant subsidiary with functional oversight of the relevant risk factor subject matter.

     Each project will be subject to increasing levels of management review. Depending upon the amount of projected financial exposure in a particular project, the proposed investment will be approved successively by the executive management group of the relevant subsidiary, the board of directors of the Xcel Wholesale Energy Group or the Xcel International Group, as applicable, and the Xcel's board of directors.

     Significantly, the final project review process, in many cases, will be to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt documents customarily require the establishment of plant overhaul or utility system maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. The past ability of NCI, Quixx and NRG to arrange non-recourse financing for its independent power projects is evidence of the success of the review process outlined above.

     (b)  Risk Mitigation

     Xcel and the Subsidiaries will carefully evaluate the potential risks of an independent power project or foreign utility company before committing funds.

     Operating Risks. Due diligence with respect to operating assumptions will be carried out by Group employees with experience in the technology being evaluated and by outside technical consultants. Many operating risks will be covered by equipment warranties and by casualty, business interruption and other forms of insurance.

     Construction Risks. Construction risks are commonly addressed under fixed-price contracts with milestones and performance guarantees, backed by appropriate liquidated damages provisions. The creditworthiness and track record of the construction contractor is a key consideration in this regard. In those matters in which a Xcel subsidiary company serves as the general construction contractor, provision can be made, in the form of pre-negotiated cost and damage clauses from sub-contractors including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

     Commercial Risks. In the past, many independent power projects have relied upon the "off-take" commitment of a single power purchaser, normally the local utility company or governmental agency, to eliminate all or substantially all of the risk of variation in revenues. With the move toward open access and merchant power plants, long-term off-take contracts are not always available, and electricity prices may be determined by supply and demand. Indeed, in competitive markets outside the United States, such contracts are the exception, rather than the rule. Before committing to a project, therefore, Xcel will conduct investigations to ensure the viability of long-term demand, and will seek projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus seeking to ensure that the project will be a competitive supplier.

     Financial Risks. Xcel will address the financial risks of its projects in a number of ways. First and foremost, Xcel will seek to obtain the maximum amount of permanent financing that is available for such projects at a reasonable cost and for which there is no recourse, directly or indirectly, to Xcel. The non-recourse debt of each project thus will be secured solely by the assets and revenues of that project, and creditors will have no ability to seek repayment from Xcel or any of its public-utility company subsidiaries. This method of financing is intended to limit Xcel's exposure to the amount of its equity commitment to a given project and so ensure that a Subsidiary and its customers will not bear the risk of a project's failure or financial distress. Xcel may provide guarantees, in certain unique circumstances, in connection with the projects. Such financial support, however, will be carefully monitored and treated as part of Xcel's aggregate investment as defined in Rule 53 in the event the project is an EWG or FUCO, or other applicable limit. As noted above, no guarantees have been given to date by NSP in connection with the numerous projects of NRG.

     Foreign Currency Exchange Risk. In connection with foreign projects, there are several ways in which Xcel could address the foreign currency exchange risk element, depending on the status of the host country of a foreign project. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project may be payable in hard currency (almost invariably U.S. dollars). Back-up guarantees or other undertakings by the central government treasury may be available to ensure that the U.S. dollar payments due under an off-take contract will be actually made available by the central bank or the ministry of finance. In other cases, the non-recourse project debt will be borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.

     Legal Risks. Legal risks will be addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews will address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.

     In addition to the specific risks mentioned above, investment outside of the United States can entail country-specific risks related to political or economic performance. In this regard, it is contemplated that, at the outset of development work in a foreign country, Xcel will seek local partners who are experienced in doing business in the host country. Local partners can be an effective means of reducing the risk of future expropriation or unfair regulatory treatment. Another mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability.

     Most political risk can be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation. Xcel will analyze the perceived risk and its costs and compare that with the cost of obtaining such insurance, and, when such costs associated with such risks exceed the costs of insurance coverage therefor, Xcel plans to procure such insurance.

     Xcel shall not seek recovery through higher rates to its domestic utility customers to compensate it for any possible loss that it might sustain by reason of the proposed investments in EWGs and FUCOs. Xcel's indirect investments in EWGs and FUCOs will not in any way diminish the ability of the various state commissions to protect the interests of consumers in their respective states.

     3.  Proposed Increase in Investment Authority

     For the reasons stated above, Xcel hereby requests that the Commission exempt it from the requirements of Rule 53(a)(1) under the 1935 Act so that Xcel can, directly or indirectly, invest an amount equal to 100% (or, in the alternative, 72.3%) of its consolidated retained earnings in EWGs and FUCOs.

     Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) of Rule 53 must "affirmatively demonstrate" that such proposal:

     (a) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

     (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     The Commission has performed an analysis of the requirements of Rule 53(c) with respect to application-declarations filed by NCE, The Southern Company, Central and South West Corporation, GPU, Inc., Cinergy Corp., and American Electric Power Company. In each of those matters, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. A comparison with Xcel of those financial indicators used by those applicants, considering the size and market position of Xcel relative to those applicants, demonstrates that the financial integrity of Xcel is substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the 50% requirement of Rule 53.

     Applicants addresses each of the requirements of Rule 53(c) as follows:

     (a) The Proposed Transactions Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the Xcel System

     The use of proceeds from the issuance of debt and equity securities of Xcel to make aggregate investments in EWGs and FUCOs, and the issuance of, or provision for, guarantees in connection therewith by Xcel, in amounts of up to Xcel's consolidated retained earnings will not have a "substantial adverse impact" on the financial integrity of the Xcel System.

     The lack of any "substantial adverse impact" on Xcel's financial integrity as a result of increased levels of investments in EWGs and FUCOs can be demonstrated in several ways, including the analysis of historic trends on a pro forma basis in Xcel's consolidated capitalization ratios and retained earnings and the market view of NCE's and NSP's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by Xcel to finance investments in EWGs and FUCOs exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of Xcel.

     (i)  Key Financial Ratios/Benchmarks

CAPITALIZATION RATIOS

     Aggregate investments in EWGs and FUCOs (as defined in Rule 53(a)) in amounts up to 100% of Xcel's consolidated retained earnings/26/ ($2.2 billion as of June 30, 2000) would still represent a relatively small commitment of Xcel capital, based on various key financial ratios at June 30, 2000. For example, investments of this amount would be equal to only 17.2% of Xcel's total consolidated capitalization (excluding non-recourse project debt) ($13.0 billion), 15.2% of consolidated net plant ($14.7 billion), 11.0% of total consolidated assets ($20.2 billion), and 32.7% of the market value of Xcel's outstanding common stock ($6.8 billion) as of June 30, 2000. The following table shows how these compare to the same percentages for Southern, CSW, GPU, Cinergy, AEP and NCE, as reflected in each system's respective 100% Orders.

---------------
/26/ All ratios  and  numbers  for Xcel are on a pro forma  basis  assuming  the
     Merger had occurred prior to the period being presented unless otherwise indicated.
---------------

     Investments in EWGs and FUCOs (assuming equal to 100% of consolidated retained earnings) as a percentage of:

                                                  Total          Market Value
                Consolidated   Consolidated    Consolidated     of Outstanding
Company        Capitalization   Net Plant         Assets          Common Stock

Southern            16.3%          15.4%          11.0%               20.4%
CSW                 23.0%          23.0%          14.0%               31.0%
GPU                 24.9%          34.2%          19.4%               49.8%
Cinergy             16.0%          16.0%          11.0%               19.0%
AEP                 16.0%          13.8%           9.8%               18.5%
NCE                 13.7%          11.8%           9.1%               12.5%
Average of above    18.3%          16.8%          12.4%               25.2%
Xcel                17.2%          15.2%          11.0%               32.7%

This comparison verifies that an aggregate investment of 100% of Xcel's consolidated retained earnings would involve a relatively small commitment of capital for a company of Xcel's size. Moreover, in every category, the Xcel percentage is comparable to the applicable percentage for the other registered systems that have 100% Orders.

     NCE's credit rating is currently BBB+ by Standard & Poor's and Baa1 by Moody's, while NSP's ratings from the same agencies are AA by Standard & Poor's and Aa3 by Moody's. Xcel's consolidated capitalization and interest coverage ratios for 1998 and 1999 (pro forma for the Merger and excluding the effects of the U.K. Windfall Tax/27/ and non-recourse project debt) are within industry ranges set by independent debt rating agencies for A-rated and BBB-rated companies, as shown below:

     Xcel Pro Forma Consolidated Debt to Capitalization and Interest Coverage Ratios (Excluding Effects of U.K. Windfall Tax and Non-Recourse Project
     Debt) for the Years Ended December 31, 1998 and December 31, 1999* and the twelve months ended June 30, 2000:

---------------
/27/ For more information regarding the U.K. Windfall Tax, see the NCE Financing
     Application.
---------------

                                     Year Ended
                                    December 31,
                                                           12 Months
                                                              Ended
                             1998          1999           June 30, 2000
                             ----          ----          --------------
Total Debt/Capital           47.3%        52.6%               52.6%
Pre-Tax Interest Coverage     3.6x         3.1x                3.4x

* Consistent with rating agency treatment, mandatorily redeemable preferred securities are not included in debt and related interest coverage ratios.

     Average Industry Ratios for BBB-Rated and A-Rated Investor-Owned Utilities for the Year Ended December 31, 1999**:

                                  BBB                      A
Total Debt/Capital               55.0%                   50.6%
Pre-Tax Interest Coverage         2.5x                    3.6x


**   Standard & Poor's Utility Financial Statistics - June 2000.

     Xcel's pro forma consolidated capitalization ratios as of June 30, 2000 were 43.6% equity (including common and preferred equity, but excluding the effects of the U.K. Windfall Tax), 52.6% debt (including approximately $1.5 billion of short-term debt, but excluding non-recourse project debt) and 3.8% Subsidiary-obligated mandatorily redeemable preferred securities./28/ Xcel's pro forma capitalization ratios as of June 30, 2000, based upon financial statements prepared in accordance with generally accepted accounting principles, without excluding the effects of the U.K. Windfall Tax or non-recourse project debt, were 60.1% debt (i.e., 46.5% long-term debt and 13.6% short-term debt) and 39.9% equity (i.e., 3.9% preferred stock and 36.0% common stock).

----------
/28/ These ratios are within industry ranges set by independent debt rating agencies for BBB-rated companies.

 ----------

CONSOLIDATED RETAINED EARNINGS

     Again, using pro forma numbers for the Merger and eliminating the effects of the U.K. Windfall Tax, Xcel's consolidated retained earnings have grown on average almost 4.7% per year for the period from December 31, 1995 through December 31, 1999. Consolidated retained earnings increased $128 million during 1996, a 6.4% increase; increased $21 million during 1997, a 1.0% increase; increased $149 million during 1998, a 7.0% increase, increased $35 million in 1999, a 1.6% increase and increased $24 million from December 31, 1999 to June 30, 2000, a 1.0% increase.

     Although it is not possible to compare on a consistent basis, Xcel's pro forma average annual retained earnings growth rate is within the range of growth rates for those other systems that have obtained 100% Orders.

RULE 53(b) FACTORS

     With respect to the relevant financial benchmarks specifically contemplated by Rule 53(b), none is applicable: (1) there has not been a bankruptcy of an associate company of NCE and NSP (Rule 53(b)(1)); (2) the average consolidated retained earnings for the four most recent quarterly periods of NCE and NSP have not decreased by 10% from the average for the preceding four quarterly periods (Rule 53(b)(2)); and (3) in the previous fiscal year, neither NCE nor NSP reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of consolidated retained earnings (Rule 53(b)(3)).

     Applicants undertake to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

OTHER INDICATORS

     Other financial indicators show the anticipated financial strength of Xcel. For example, on a pro forma basis to reflect the Merger and eliminating the effects of the U.K. Windfall Tax, Xcel's basic and diluted earnings per share and return on equity were $1.91 and 12.3%, respectively, for the year ended December 31, 1998, $1.70 and 10.7%, respectively, for the year ended December 31, 1999 and $1.94 and 12.0%, respectively, for the twelve months ended June 30, 2000.

     (ii)  Market Assessment of Xcel

ASSESSMENT OF GROWTH AND EARNINGS

     The market's assessment of Xcel's future growth and earnings also compares favorably to other electric utility issuers (again using pro forma figures reflecting the Merger and eliminating the effects of the U.K. Windfall Tax). This can be shown by comparison of the price-earnings ratio, market-to-book ratio and return-on-equity of NCE and NSP as of December 31, 1998, and 1999 and as of June 30, 2000, as compared to industry averages. These measures indicate investor confidence in NCE and NSP.

                        December 31,     December 31,       June 30,
                            1998             1999             2000
P/E Ratio:
NCE                        15.9x            10.1x             9.1x
NSP                        15.1x            13.6x            11.7x
Electric Industry*         16.6x            12.5x            10.2x

Market-to-Book Percent:
NCE                         205%            124%             121%
NSP                         171%            119%             115%
Electric Industry*          195%            148%             159%

Return-on-Equity:
NCE                         13.2%           12.4%            13.5%
NSP                         11.4%            8.7%            10.4%
Electric Industry*          11.6%           11.7%            12.8%


* Industry averages taken from Regulatory Research Associates, Inc. - Utility Focus 1998 Data - January 6, 1999; 1999 Data - January 6, 2000; 2000 Data - June 30, 2000.

     Applicants believe that the P/E ratio and market-to-book percentage shown above for 1998 is a better measure than the data for 1999 and 2000. The market prices of both the NCE and NSP common stock dropped significantly during the week following the announcement of the Merger and have stayed at those lower levels relative to the utility industry as a whole. These depressed market prices have been attributed by many commentators to the regulatory uncertainty and time associated with consummating a merger of two electric utility companies. Also, NSP's return on equity for 1999 of 8.7% (which lowered the Xcel pro forma return on equity to 10.7%) was adversely impacted by several non-recurring items which lowered NSP's earnings by $.27 per share. These non-recurring items included a write-down of investments, the write-off of goodwill from a prior acquisition and a $35 million charge following the Minnesota Public Utilities Commission reversal of its prior practice to allow NSP to recover through its rates various impacts of state-mandated programs for energy conservation.

DIVIDEND PAYOUT RATIO

     NCE's indicated annual dividend rate at December 31, 1999 and June 30, 2000 was $2.32 per share, while NSP's indicated annual dividend rate at such dates were $1.45 and $1.46, respectively, per share. When calculated against NCE's earnings per share of $3.01 for 1999 and $3.30 for the twelve months ended June 30, 2000, and NSP's earnings per share of $1.43 for 1999 and $1.72 for the twelve months ended June 30, 2000, the payout ratios are close to the electric utility average.

                       Year Ended
                      December 31,
                                              12 Months
                                                Ended
                     1998        1999        June 30, 2000
                     ----        ----       --------------
NCE Payout Ratio     75.8%       77.1%           70.3%
NSP Payout Ratio     77.7%      101.4%           84.6%
Electric Industry*   75.0%       72.0%           70.0%


* Regulatory Research Associates, Inc. - Utility Focus January 6, 2000, June 30, 2000.

     Absent the non-recurring items described above for NSP in 1999 and the twelve months ended March 31, 2000, its payout ratio would have been 84.7% and 79.1%, respectively.

     (b) The Proposed Transactions Will Not Have an Adverse Impact on Any Utility Subsidiary of Xcel, or its Customers, or on the Ability of Xcel's State Public Utility Commissions to Protect Such Customers

     The request in this Application/Declaration to raise Xcel's investment limits in EWGs and FUCOs to 100% of consolidated retained earnings will not have an "adverse impact" on any Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over the Utility Subsidiaries to protect such Utility Subsidiaries or such customers.

     The conclusion that the Utility Subsidiaries and their customers will not be adversely impacted by increased levels of investment by Xcel in projects is well supported by (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analyses of the Utility Subsidiaries' financial integrity (including ability of the Utility Subsidiaries to issue senior securities); and (iii) the proven effectiveness of state commission oversight together with the prior affirmation by the state commissions having jurisdiction over the Utility Subsidiaries that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective states from any adverse impact.

     (i)  Insulation From Risk

     All of Xcel's investments in EWGs and FUCOs will be segregated from the Utility Subsidiaries. Specifically, each of Utility Subsidiaries will be a first-tier wholly-owned subsidiary of Xcel, while all investments in EWGs and FUCOs will be held indirectly by Xcel through one or more other first-tier subsidiaries. Thus, the Utility Subsidiaries will be insulated from the direct effects of investments by Xcel and its Non-Utility Subsidiaries in EWGs and FUCOs. In connection with any entity that is presently an EWG or FUCO, no Utility Subsidiary owes indebtedness or has extended credit or sold or pledged its assets, directly or indirectly, in connection with any EWG or FUCO. Any losses that may be incurred by such EWGs and FUCOs would have no effect on domestic rates of any Utility Subsidiary (because of the Applicants' undertaking not to seek recovery in rates). Applicants represent that recovery through higher rates to the Utility Subsidiaries' utility customers will not be sought in order to compensate Xcel for any possible losses that it or any non-regulated subsidiary may sustain on investments in EWGs and FUCOs or for any inadequate returns on such investments.

     Moreover, to the extent that there may be indirect impacts on the Utility Subsidiaries from Xcel's EWG and FUCO investments through effects on Xcel's capital costs, the state commissions regulating the Utility Subsidiaries can set the cost of capital for the utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to ratepayers.

     NCE has complied, and Xcel will comply, with the requirements of Rule 53(a)(3) regarding the limitation on the use of Utility Subsidiary employees in connection with providing services to EWGs and FUCOs. Increased levels of investment in EWGs and FUCOs are not anticipated to have any impact on utilization of Utility Subsidiary employees. The Utility Subsidiaries have not and will not increase staffing levels to support the operations of EWGs and FUCOs. Xcel expects that project development, management, and home office support functions for EWGs and FUCOs will largely be performed by NCS, Non-Utility Subsidiaries of the Xcel Wholesale Energy Group, and by outside consultants (e.g., engineers, investment advisors, accountants, and attorneys) engaged by Xcel or one of its Non-Utility Subsidiaries. It is expected that UE will also be called upon to provide such consulting services. Accordingly, the need for the support of personnel provided by the Utility Subsidiaries is expected to be minimal.

     Finally, NCE has complied, and Xcel will comply, with the other applicable conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

(ii) Utility Subsidiary Financial Integrity

     The Utility Subsidiaries are in excellent financial health, as indicated by such factors as debt/equity ratios of the Utility Subsidiaries, earnings coverages, and security ratings.

DEBT/CAPITAL RATIOS

     Debt (including short-term debt) to total capital ratios of the major Utility Subsidiaries of Xcel (i.e. PSCo, SPS, NSP and NSP-W, but excluding Cheyenne) are consistent with the industry range for A-rated electric utilities. The industry average as of December 31, 1998 for A-rated electric utilities was approximately 49%, and the industry average as of December 31, 1999 for A-rated electric utilities was approximately 50.6%./29/

---------------
/29/ Standard & Poor's Utility Financial Statistics (June, 1999 and June, 2000).
---------------

      Debt as %                 December 31,                            June 30,
of Capitalization   1996           1997         1998          1999         2000

       PSCo         50.6%          50.4%*       52.0%*        51.7%*       50.0%
        SPS         45.3%           50.1%        46.0%         47.6%       48.7%
        NSP         42.0%           35.9%        37.5%         41.4%       41.7%
       NSP-W        45.2%           45.0%        45.4%         46.8%       43.3%


* Restated to eliminate effect of the extraordinary $111 million U.K. Windfall Tax that applied to NCI's subsidiary, Yorkshire Electricity Group plc.

EARNINGS COVERAGES

     The major Utility Subsidiaries' ability to issue debt and equity securities in the future depends upon their financial strength at the time such securities are issued. The ratio of earnings to fixed charges for the year ended December 31, 1999 and for the twelve months ended June 30, 2000 for the Utility Subsidiaries were approximately 3.50 and 3.44 for SPS, 2.28 and 2.44 for PSCo,
3.16 and 3.12 for NSP and 4.12 and 3.90 for NSP-W. Accordingly, the Utility Subsidiaries should have more than adequate earnings coverages for financing requirements in the foreseeable future.

SECURITY RATINGS

     The major Utility Subsidiaries continue to show adequate financial statistics as measured by the rating agencies. The coverage of the more significant Utility Subsidiaries' coverages have generally been within the AA/A ranges set by the major rating agencies in recent years.

                       SECURED DEBT RATINGS (as of 12/31)

S&P Rating:            1996            1997            1998           1999
----------             ----            ----            ----           ----
PSCo                    A-              A                A              A
SPS                     AA              A                A              A
NSP                     AA-             AA               AA             AA
NSP-W                   AA              AA               AA             AA

Moody's Rating:         1996           1997             1998           1999
--------------          ----           ----             ----           ----
PSCo                    A3              A3               A3             A3
SPS                     Aa2             Aa2              Aa2            Aa2
NSP                     A1              Aa3              Aa3            Aa3
NSP-W                   A1              Aa3              Aa3            Aa3

                             PREFERRED STOCK RATINGS

     PSCo, SPS and NSP-W do not have any outstanding traditional preferred stock. The ratings for NSP's outstanding preferred stock are as follows.

                        1996           1997             1998           1999
                        ----           ----             ----           ----
S&P                      A+             A+               A+             A
Moody's Rating           A2             A2               A              A1

     In addition, the rating agencies consider the Utility Subsidiaries as having relatively favorable competitive positions, with Standard & Poor's ranking PSCo "average" and SPS "reasonably strong", NSP "above average", and NSP-W "above average" business position. See Standard & Poor's Global Sector Review - Utility, December, 1999./30/

     NCE and NSP do not believe that investments made in EWGs and FUCOs have negatively affected the first mortgage bond ratings of PSCo, SPS, NSP or NSP-W. None of the ratings of the Utility Subsidiaries has been downgraded as a result of investments in an EWG or FUCO.

     (iii)  Utility Subsidiaries' Capital Needs

     Additional investments in EWGs and FUCOs will not have any negative impact on the Utility Subsidiaries' ability to fund operations and growth. As indicated above, present projections indicate that the Utility Subsidiaries will continue to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings. Moreover, there is no reason to believe that the Utility Subsidiaries cannot access capital markets as needed.

     Utility Subsidiaries - Construction Expenditures: actual (1997-1999) and projected (2000) expenditures, including Allowance for Funds Used During Construction ($ million):

           1997                 1998                 1999                 2000
           ----                 ----                 ----                 ----
           $843                $1,010               $1,129                $968

Percent internally generated:

           1997                 1998                 1999                 2000
           ----                 ----                 ----                 ----
          72.5%                80.4%                60.0%                95.5%

---------------
/30/   The rating agencies do no formal rating of Cheyenne.
---------------

     (iv)  Adequacy Of State Commission Oversight

     In the opinion of NCE and NSP, the twelve state commissions having jurisdiction over the Utility Subsidiaries, namely Arizona, Colorado, Kansas, Michigan, Minnesota, Oklahoma, New Mexico, North Dakota, South Dakota, Texas, Wisconsin and Wyoming (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions have not raised objections to NCE's or NSP's current investments in EWGs or FUCOs./31/ To provide the Commission with added assurances, representatives of NCE as part of the NCE 100% Application met with each of the State Commissions having jurisdiction over the Utility Subsidiaries and obtained a letter to the Commission certifying that such State Commission has jurisdiction over the applicable Utility Subsidiary and that such State Commission can protect ratepayers from any adverse effect or costs that might result from NCE's investments in EWGs and FUCOs. Similarly, NSP obtained in 1996 and in 1998 the certifications under Section 33(a)(2) from the Minnesota, North Dakota, South Dakota, Michigan and Wisconsin Commissions in connection with various investments in FUCOs. Additionally, with respect to certain State Commissions, the Utility Subsidiaries will, among other things, have to comply with certain reporting requirements and covenant that such investments in EWGs will not result in any obligation by the Utility Subsidiaries. The Utility Subsidiaries have been subjected to numerous audits by the Federal Energy Regulatory
Commission. Such audits have not raised any issue relative to affiliate transactions generally.

     Finally, as noted above, the State Commissions will have authority to make adjustments in a Utility Subsidiary's cost of capital to take into account any negative effect from Xcel's investments in EWGs and FUCOs.

     For all of these reasons, the State Commissions will have adequate authority to protect Utility Subsidiary ratepayers from any adverse effect associated with Xcel's or its non-utility subsidiaries.

     4.  Compliance with Rule 54

     Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs and FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and Xcel's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings, the provisions of Rule 53(a) will not be satisfied. However, to enable the Commission to monitor the impact of the transactions for which authority is sought hereby, Xcel proposes to report the following additional information in the quarterly Rule 24 certificates it is undertaking to file as part of this Application as described below under "L. Filings of Certificates of Notification:"

          (a) A Rule 53(a) computation - that is a calculation of the ratio of Xcel's aggregate investment in EWGs and FUCOs to Xcel's average consolidated retained earnings (both as determined in accordance with Rule 53(a));

          (b) A statement of aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of that quarter;

---------------
/31/ Section   33(c)(2)   provides   that  the   State   commissions   may  make
     recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.
---------------

          (c) Consolidated capitalization ratios as of the end of that quarter;

          (d) The market-to-book ratio of Xcel's common stock at the end of that quarter;

          (e) An analysis of the growth in consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Xcel subsidiaries; and

          (f) A statement of revenues and net income of the Xcel International Group and Xcel Wholesale Energy Group for the twelve months ended as of the end of that quarter.

     This information is the same as that required by the Commission with respect to NCE and other registered systems that have obtained 100% Orders. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which Xcel and other system companies will require Commission authorization.

     Moreover, Xcel will report to the Commission any non-recourse debt incurred by the Xcel International Group and Xcel Wholesale Energy Group in financing any acquisition of an interest in an EWG or FUCO in its periodic financial reports and other required reports (including those on Form U-6B-2 and Rule 24 certificates).

L.   Filing of Certificates of Notification

     It is proposed that, with respect to Xcel, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Xcel. To effect such integration, the portion of the
1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. It is also proposed that such certificates, which will include information with respect to all securities issuances that are exempt under Rule 52, be in lieu of any separate certificates required on Rule U-6B-2 pursuant to Rule 52.

     The Rule 24 certificates will contain, in addition to the information described above at paragraph 4 under "K. Financing of EWGs and FUCOs", the following information:

     (a) If sales of Common Stock by Xcel are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

     (b) The total number of shares of Common Stock issued during the quarter, under (i) Xcel's dividend reinvestment plan and (ii) Xcel system employee benefit and executive compensation plans, including any such plans hereinafter adopted;

     (c) If a guarantee or other form of credit support is issued during the quarter, the name of the parent or issuing company, the name of the subsidiary and the amount, terms and purpose of the guarantee;

     (d) The amount and terms of any short-term debt issued by Xcel during the quarter;

     (e) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter, which financings are not exempt under Rule 52;

     (f) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter, which financings are not exempt under Rule 52;

     (g) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52;

     (h) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52;

     (i) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

     (j) The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

     (k) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Xcel, that has engaged in financing transactions during the quarter; and

     (l) Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

Item 2. Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be supplied by amendment. The fees will not include underwriting fees and all other expenses incurred in consummating financings covered hereby.

Item 3. Applicable Statutory Provisions

A.   General

     Sections 6(a) and 7 of the Act are applicable to the issuance and sale of common stock, long-term debt securities and short-term debt by Xcel and to the issuance and sale of certain securities by the Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the 1935 Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) and Rules 43, 45 and 52 are applicable to the program of intra-system financings and guarantees described herein, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1), 10 and 12(f) of the 1935 Act are applicable to the acquisition by Xcel or any Subsidiary of any securities issued by an associate company, except to the extent that such transactions are exempt under Rule 52. Sections 9(a)(1) and 10 of the Act are also applicable to Xcel's or any Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary. Section 12(c) of the 1935 Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any direct or indirect Rule 58 Subsidiary or Non-Utility Subsidiary of Xcel. Sections 32 and 33 and Rules 53 and 54 are also deemed applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

B.   Rule 54 Analysis

     The transactions proposed herein relate to a program of external and intra-system financings for a variety of corporate purposes, including investment in EWGs and FUCOs. Accordingly, the transactions proposed herein are also subject to Section 32(h)(4) of the 1935 Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied. Compliance with paragraphs (a), (b) and (c) of Rule 53 was described above in detail under "K. Financing of EWGs and FUCOs" and, for this reason, will be discussed in summary form here.

     Xcel will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms to the transactions proposed herein that do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO. To the extent that the transactions proposed herein do involve the issue and sale of securities to finance an acquisition of an EWG or FUCO, the conditions of Rule 53(c) have been addressed in detail above.

     Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Xcel's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs as of December 31, 1999, pro forma to take into account the Merger, is equal to 41.9% of Xcel's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended December 31, 1999 ($2.2 billion)./32/ If the Applicants' request herein to permit Xcel's "aggregate investment" in EWGs and FUCOs to equal 100% of its consolidated retained earnings is granted, it is likely that the conditions of Rule 53(a)(1) will not be met. However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs in which NCE and NSP has invested, it would have no basis for denying the transactions proposed herein. As explained in detail above, such prior investments and the proposed future investments being requested by Xcel herein will not have a substantial adverse impact on the financial integrity of Xcel or an adverse impact on any Utility Subsidiary, its customers or on the ability of any state commission to protect such subsidiary or customers.

Item 4. Regulatory Approvals

     No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

Item 5. Procedure

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicants request that the Commission's Order be issued no later than the date on which an order of the Commission granting and permitting the Merger Application to become effective is entered by the Commission. The Applicants hereby waive a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

---------------
/32/ As noted previously,  the calculation excludes commitments  associated with various pending projects by NRG that have not closed and, if included, the percentage would be at or above 60%.
---------------

Item 6.  Exhibits and Financial Statements

     A.   EXHIBITS.


     A    None.

     B-1 Form of Xcel Dividend Reinvestment Plan (incorporated by reference to the Registration Statement on Form S-3 of NSP, File No. 333-90727).

     D-1 Order of the Michigan Public Service Commission, dated May 23, 1996, pursuant to Section 33(a)(2) of the 1935 Act (filed as Exhibit 99.01 to Form U-57 of NRG Energy, Inc., dated June 6, 1996 and incorporated herein by reference).

     D-2 Order of the Minnesota Public Utilities Commission, dated June 3, 1996, pursuant to Section 33(a)(2) of the 1935 Act (filed as Exhibit
          99.01 to Form U-57 of NRG Energy, Inc., dated June 6, 1996 and incorporated herein by reference).

     D-3 Letter of the North Dakota Public Service Commission, dated April 22, 1996, pursuant to Section 33(a)(2) of the 1935 Act (filed as Exhibit
          99.01 to Form U-57 of NRG Energy, Inc., dated June 6, 1996 and incorporated herein by reference).

     D-4 Letter of the South Dakota Public Utilities Commission, dated April 23, 1996, pursuant to Section 33(a)(2) of the 1935 Act (filed as
          Exhibit 99.01 to Form U-57 of NRG Energy, Inc., dated June 6, 1996 and incorporated herein by reference).

     D-5 Letter of Public Service Commission of Wisconsin, dated May 21, 1996, pursuant to Section 33(a)(2) of the 1935 Act (filed as Exhibit 99.01 to Form U-57 of NRG Energy, Inc., dated June 6, 1996 and incorporated herein by reference).

     D-6 Order of the Michigan Public Service Commission, dated January 8, 1998, pursuant to Section 33(a)(2) of the 1935 Act.

     D-7 Order of the Minnesota Public Utilities Commission, dated March 10, 1998, pursuant to Section 33(a)(2) of the 1935 Act.

     D-8 Letter of the North Dakota Public Service Commission, dated February 11, 1998, pursuant to Section 33(a)(2) of the 1935 Act.

     D-9 Letter and order of the South Dakota Public Utilities Commission, dated January 21, 1998, pursuant to Section 33(a)(2) of the 1935 Act.

     D-10 Letter of Public Service  Commission of Wisconsin,  dated February 24,
          1998, pursuant to Section 33(a)(2) of the 1935 Act.

     D-11 Letter of Arizona Corporation Commission dated June 9, 2000, pursuant to Section 33(a)(2) of the 1935 Act.

     F    Opinion of Counsel.

     G Financial Data Schedule (incorporated by reference to the Quarterly Reports on Form 10-Q of NCE and NSP for the quarter ended September 30, 1999 (File No. 1-12929 and File No. 1-3034, respectively).

     H*   Proposed Form of Federal Register Notice.

     *Previously filed

     B.   FINANCIAL STATEMENTS.

     1.1 Unaudited Pro Forma Condensed Consolidated Balance Sheet of Xcel, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NCE for the year ended December 31, 1999, File No. 1-12927).

     1.2 Unaudited Pro Forma Condensed Consolidated Statements of Income of Xcel for each of the three years in the period ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NCE for the year ended December 31, 1999, File No. 1-12927).

     1.3 Unaudited Pro Forma Condensed Consolidated Balance Sheet of Xcel, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended March 31, 2000, File No. 1-12927).

     1.4 Unaudited Pro Forma Condensed Consolidated Statements of Income of Xcel for the three months ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended March 31, 2000, File No. 1-12927).

     2.1 Balance Sheet of NSP and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NSP for the year ended December 31, 1999, File No. 1-3034).

     2.2 Statement of Income of NSP and consolidated subsidiaries for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NSP for the year ended December 31, 1999, File No. 1-3034).

     2.3 Balance Sheet of NSP and consolidated subsidiaries, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NSP for the quarter ended March 31, 2000, File No. 1-3034).

     2.4 Statement of Income of NSP and consolidated subsidiaries for the quarter ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NSP for the quarter ended March 31, 2000, File No. 1-3034).

     3.1 Balance Sheet of NSP-W and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NSP-W for the year ended December 31, 1999, File No. 10-3140).

     3.2 Statement of Income of NSP-W and consolidated subsidiaries for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NSP-W for the year ended December 31, 1999, File No. 10-3140).

     3.3 Balance Sheet of NSP-W and consolidated subsidiaries, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NSP-W for the quarter ended March 31, 2000, File No. 10-3140).

     3.4 Statement of Income of NSP-W and consolidated subsidiaries for the quarter ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NSP-W for the quarter ended March 31, 2000, File No. 10-3140).

     4.1 Balance Sheet of NRG and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NRG for the year ended December 31, 1999, File No. 333-33397).

     4.2 Statement of Income of NRG and consolidated subsidiaries for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NRG for the year ended December 31, 1999, File No. 333-33397).

     4.3 Balance Sheet of NRG and consolidated subsidiaries, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NRG for the quarter ended March 31, 2000, File No. 333-33397).

     4.4 Statement of Income of NRG and consolidated subsidiaries for the quarter ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NRG for the quarter ended March 31, 2000, File No. 333-33397).

     5.1 Balance Sheet of NCE and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NCE for the year ended December 31, 1999, File No. 1-12927).

     5.2 Statements of Income of NCE and consolidated subsidiaries for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of NCE for the year ended December 31, 1999, File No. 1-12927).

     5.3 Balance Sheet of NCE and consolidated subsidiaries, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended March 31, 2000, File No. 1-12927).

     5.4 Statements of Income of NCE and consolidated subsidiaries for the quarter ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended March 31, 2000, File No. 1-12927).

     6.1 Balance Sheet of PSCo and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the year ended December 31, 1999, File No. 1-3280).

     6.2 Statements of Income of PSCo and consolidated subsidiaries for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the year ended December 31, 1999, File No. 1-3280).

     6.3 Balance Sheet of PSCo and consolidated subsidiaries, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of PSCo for the quarter ended March 31, 2000, File No. 1-3280).

     6.4 Statements of Income of PSCo and consolidated subsidiaries for the quarter ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of PSCo for the quarter ended March 31, 2000, File No. 1-3280).

     7.1 Balance Sheet of SPS, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of SPS for the year ended December 31, 1999, File No. 1-3789).

     7.2 Statements of Income of SPS for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of SPS for the year ended December 31, 1999, File No. 1-3789).

     7.3 Balance Sheet of SPS, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of SPS for the quarter ended March 31, 2000, File No. 1-3789).

     7.4 Statements of Income of SPS for the quarter ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of SPS for the quarter ended March 31, 2000, File No. 1-3789).

Item 7.  Information as to Environmental Effects

     None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this
Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application.

                                   SIGNATURES


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                              New Century Energies, Inc.
                              Public Service Company of Colorado
                              New Century Services, Inc.
                              NC Enterprises, Inc.
                              e prime, inc.
                              Green and Clear Lakes Company
                              The Planergy Group, Inc.
                              New Century-Cadence, Inc.
                              Southwestern Public Service Company

                              By:  /signed/__________    Date: 8/2/2000
                                   Richard C. Kelley


                                   Executive Vice President of New Century
                                   Energies, Inc., Public Service Company of
                                   Colorado, New Century Services, Inc.,
                                   NC Enterprises, Inc., and Southwestern
                                   Public Service Company; President and Chief
                                   Executive Officer of e prime,  inc.;
                                   Treasurer of Green and Clear Lakes Company;
                                   Vice President of The Planergy  Group,
                                   Inc.; Chairman of the Board of New
                                   Century-Cadence, Inc.


                               Cheyenne Light, Fuel and Power Company
                               WestGas InterState, Inc.
                               New Century International, Inc.
                               PS Colorado Credit Corporation
                               1480 Welton, Inc.
                               P.S.R. Investments, Inc.
                               New Century WYCO, Inc.
                               New Century O&M Services, Inc.

                               By:  /signed/__________   Date: 8/2/2000
                                    Cathy J. Hart
                                    Secretary


                              Colorado Natural Fuels LLC
                              By:   /signed/__________   Date: 8/2/2000
                                    Don Basler
                                    Managing Director


                              Natural Station Equipment LLC

                              By:   /signed/__________   Date: 8/2/2000
                                    Paul Nelson
                                    General Manager


                              Quixx Corporation
                              Utility Engineering Corporation

                              By:   /signed/__________   Date: 8/2/2000
                                    Nancy E. Felker
                                    Assistant Treasurer


                              Northern States Power Company
                              Energy Masters International, Inc.
                              Seren Innovations, Inc.
                              Ultra Power Technologies, Inc.
                              Eloigne Company
                              First Midwest Auto Park, Inc.
                              United Power and Land Company
                              Reddy Kilowatt Corporation
                              NSP Financing I Northern States Power Company
                                      (a Wisconsin corporation)
                              Viking Gas Transmission Company
                              NRG Energy, Inc.
                              Nuclear Management Company


                              By:   /signed/__________    Date: 8/2/2000
                                    E. J. McIntyre
                                    Vice President and Chief Financial Officer

                                     ANNEX I

           Existing Non-Exempt Financings of NSP and its Subsidiaries

Credit   arrangements   with  and  guarantees  in  support  of  NSP  Non-Utility
Subsidiaries.


First Midwest Auto Park, Inc.

NSP provided a comfort letter to U.S. Bank, the lender in a $5 million term loan dated December 31, 1998 to FMAP, a wholly-owned subsidiary. The loan is for five years and requires quarterly principal amortization of $100,000. The principal balance as of June 30, 2000 was $4.4 million. The purpose of the loan is to provide funding for operation of FMAP's parking garage and surface parking lot.

The letter states that NSP will retain direct ownership of all of the voting stock of FMAP and will require that FMAP maintain, calculated for each quarter-end, an interest coverage ratio (including mandatory debt retirements) of at least 1.05 to 1.00 during which time any principal amount is outstanding.

This support letter will be revised as needed and assigned to and assumed by New NSP Utility in connection with the merger.

United Power & Land Company

NSP has provided a comfort letter, dated March 31, 2000, to U.S. Bank, in connection with the restructuring of a loan from U.S. Bank to UP&L, a wholly-owned subsidiary. The loan, as restructured, is a $7.5 million term loan, which matures March 31, 2005. Principal is payable at maturity. Interest is payable monthly at an interest rate of 8.15% per annum.

The letter states that NSP will retain direct ownership of all of the voting stock of UP&L and will require that UP&L maintain, calculated for each quarter-end, an interest coverage ratio (including mandatory debt retirements) of at least 1.05 to 1.00 during which time any principal amount is outstanding.

This support letter will be revised as needed and assigned to and assumed by New NSP Utility in connection with the merger.

Energy Masters International, Inc.

EMI, a wholly-owned subsidiary of NSP, has entered into various energy performance contracts. EMI's total exposure for performance guarantees under such contracts currently in place is approximately $3 million.

NSP provided a comfort letter, dated January 28, 2000 to induce U.S. Bank to provide a line of credit to EMI up to $25 million. The letter states that NSP will retain direct ownership of all of the voting stock of EMI and will require that EMI maintain, calculated for each quarter-end, an interest coverage ratio (including mandatory debt retirements) of at least 1.05 to 1.00 during which time any principal amount is outstanding.

NSP also provided a comfort letter, dated January 28, 2000 to Hannon Armstrong & Company ("HAC"), a financial intermediary in energy savings performance. The letter supports EMI's Master Purchase Agreement with HAC, dated February 2, 2000. The letter states NSP has approved equity investment necessary to support EMI's performance guarantees.

This obligation is expected to be retained by Xcel and not transferred to New NSP Utility.

NRG Energy, Inc.

NSP is the holder of a note issued by NRG as part of the purchase price for the acquisition of a waste management facility from NSP financed with bonds issued by Ramsey and Washington counties. The original note payable to NSP was established in 1993 in a total principal amount of approximately $9.9 million. The balance of the note outstanding at June 30, 2000 was $6.5 million at a varying rate of interest, which mirrors the interest rate on the bonds issued by Ramsey and Washington counties. This note will be assigned to and assumed by New NSP Utility in connection with the merger. The note matures December 1, 2006.

Employee Stock Ownership Plan

NSP has three outstanding bank loans related to the Employee Stock Ownership Plan. Each of the bank loans was originally a $15 million, 7 year term loan. The loans mature January 20, 2002, July 20, 2003 and January 20, 2005. The aggregate principal amount of these loans outstanding at June 30, 2000 was $8.3 million. In addition, on July 7, 2000, NSP entered into a new $20 million term loan with a maturity of April 20, 2007. NSP makes mirror loans to the ESOP with interest rates and payment terms identical to NSP's obligations under the external bank loans. These loans will be assumed by Xcel.

                                    ANNEX II

                      Investments by NSP in EWGs and FUCOs


A list of the Subsidiaries of NSP which are exempt wholesale generators or foreign utility companies is contained in Appendix D to the Merger Application. The following is a brief description of the more significant investments by NSP.


DOMESTIC OPERATIONS

NRG Northeast Assets. NRG has acquired through its affiliates, in four separate transactions, certain generating assets from Niagara Mohawk Corporation
("NiMo"), The Consolidated Edison Company of New York, Inc. ("ConEd") and Montaup Electric Company ("MEC"), a wholly-owned subsidiary of Eastern Utilities Association ("EUA"), for a total cost of US$1.2 billion. NRG has aggregated these assets into a regional generating company, NRG Northeast Generating LLC ("NRG Northeast") and has financed the purchase of the assets on a portfolio basis.

Huntley and Dunkirk. In June 1999, NRG completed its acquisition of the Huntley and Dunkirk generating stations from NiMo for US$355 million. The two coal-fired power generation facilities are located near Buffalo, New York, and have a combined summer capacity rating of 1,360 MW.

Oswego Generating Station. In April 1999, NRG reached an agreement to purchase the 1,700 MW oil and gas-fired Oswego generating station from NiMo and Rochester Gas and Electric Company for US$91 million. The acquisition closed on October 22, 1999.

The Oswego station is situated on a 93-acre site in Oswego, New York, along the south shore of Lake Ontario. The plant consists of two 850 MW oil-fired units, one of which can generate up to 150 MW using natural gas. Oswego Station also includes the South Oswego Tank Farm, a remote facility consisting of storage capacity for 3,050,000 barrels of No. 6 fuel oil and a rail terminal facility.

Astoria Gas Turbines and Arthur Kill. In June 1999, NRG completed its acquisition of the Arthur Kill generating station and the Astoria gas turbines facility from Consolidated Edison Company of New York, Inc. for US$505 million. These facilities, which are located in New York, have a combined summer capacity rating of 1,456 MW.

Somerset Power Station. In April 1999, NRG completed the acquisition of the Somerset power station for approximately US$55 million from MEC, a wholly-owned subsidiary of EUA. The Somerset station includes two coal-fired base-load generating facilities supplying a total of 181 MW and two aeroderivative combustion turbine peaking units supplying a total of 48 MW. In addition, a total of 69 MW is on deactivated reserve. It is located on the west bank of the Taunton River in Somerset, Massachusetts and is interconnected with the NEPOOL market.

CL&P Assets. In July 1999, NRG executed a binding agreement to purchase four fossil fuel electric generating stations and numerous remote gas turbines totaling 2,235 MW from Connecticut Light & Power Company (CL&P") for US$460 million. The acquisition closed in the fourth quarter of 1999.

The assets acquired from CL&P (collectively the "CL&P assets") are comprised of the Middletown, Montville, Devon and Norwalk Harbor gas and oil-fired steam generating stations totaling 2,108 MW and 127 MW of remote gas turbines at Branford, Torrington and Cos Cob, Connecticut.

Middletown Station, a 856 MW steam-powered plant located beside the Connecticut River in Middletown, Connecticut, consists of two gas or oil-fired units, one active and one retired oil-fired unit and one gas turbine. The 498 MW Montville Station on the Thames River in Uncasville, Connecticut is composed of one gas or oil-fired unit, one oil-fired unit and two diesel generators. Norwalk Station, with 353 MW of capacity from two oil-fired units and one gas turbine, is located on Manresa Island at the mouth of Norwalk Harbor. Devon Station, consisting of 401 MW of generation capacity derived from two gas or oil-fired units and five gas turbines, is located on the Housatonic River in Milford, Connecticut.

West Coast Power Assets. In May 1999, Dynegy Power Corp. ("Dynegy") and NRG formed West Coast Power LLC ("WCP" or "West Coast Power"), a Delaware limited liability company, 50% owned by affiliates of each sponsor. WCP serves as a holding company for a portfolio of operating companies which own generating assets in southern California. These assets are currently comprised of the El Segundo Generating Station, the Long Beach Generating Station, the Encina Generating Station and 17 combustion turbines in the San Diego area (the "Encina Combustion Turbines"). The purchase price for the 2,768 MW of assets was approximately US$561 million.

El Segundo Generating Station. The El Segundo Generating Station ("El Segundo") is a 1,020 MW plant consisting of four units: two units at 175 MW each and two units at 335 MW each. El Segundo was purchased from Southern California Edison Company ("SCE") through a competitive bid process for US$87.7 million on April 3, 1998. El Segundo sells electricity through the California power exchange.

Long Beach Generating Station. The Long Beach Generating Station ("Long Beach") is a 560 MW (nominal) plant with seven 60 MW gas turbine generators and two 70 MW steam turbine units. The Long Beach plant was purchased from SCE on March 31, 1998 through a competitive bid process for US$29.8 million. Long Beach sells electricity and ancillary services through the California power exchange and through bilateral contracts.

Encina Generating Station. The Encina Generating Station ("Encina") is located in Carlsbad, California and consists of five steam-electric generating units and one combustion turbine with net generating capacity of 965 MW. Encina was purchased from San Diego Gas & Electric ("SDG&E") on May 21, 1999 at a purchase price of US$290.5 million.

Encina Combustion Turbines. The Encina Combustion Turbine assets consist of 17 combustion turbine generator sets (the "CTs") with an aggregate capacity of 253 MW, located on seven different sites in San Diego County. On May 21, 1999, NRG and Dynegy purchased the CTs from SDG&E through a competitive bid process. The CTs' acquisition had a purchase price of US$69.1 million. The CTs have the ability to provide spinning reserve, black start capability, quick start capability, voltage support and quick load capability for the ancillary services market. Like the Encina Generating Station, these CTs have been designated as must-run by the California ISO.

Cajun. NRG's wholly owned subsidiary, Louisiana Generating LLC completed the purchase of 1,708 megawatts of fossil fuel generating assets from Cajun Electric Power Cooperative, Inc. in March 2000. The stated purchase price was $1.026 billion. The acquisition was financed with long term non-recourse debt as well as a short term debt bridge loan that was retired upon issuance of equity in NRG.

Rocky Road Project. In December 1999, NRG acquired a 50% member interest in Rocky Road Power LLC ("Rocky Road") from Dynegy. Rocky Road owns a 250 MW natural gas-fired generating facility located in East Dundee, Illinois. NRG paid approximately US$60 million for its 50% interest in Rocky Road.


INTERNATIONAL OPERATIONS

Loy Yang Power. NRG has a 25.4% interest in Loy Yang Power ("Loy Yang") which owns and operates a 2,000 MW brown coal fired thermal power station (the "Power Station") and the adjacent Loy Yang coal mine (the "Mine") located in Victoria, Australia. The Power Station has four generating units, each with a 500 MW boiler and turbo generator, which commenced commercial operation between July 1984 and December 1988. In addition, Loy Yang manages the common infrastructure facilities which are located on the Loy Yang site, which services not only the Power Station, but also the adjacent Loy Yang B 1000 MW power station, a pulverized dried brown coal plant, and several other nearby power stations.

NRG's partners in Loy Yang are CMS Energy, which owns approximately 50% of Loy Yang, and Horizon Energy, an Australian-based investment company, which owns the remaining 25% interest in the project.

Gladstone Power Station. In March 1994, NRG became the operator of, and a 37.5% joint venture equity participant in, the Gladstone Power Station ("Gladstone") in Queensland, Australia. This coal-fired facility, previously owned by the Queensland Electricity Commission, has a design capacity of 1,680 MW of which NRG has a 630 MW interest. Electricity generated by the station is sold to the Queensland Power Trading Corporation and also to Boyne Smelters Limited located at Boyne Island, Queensland pursuant to long-term power purchase agreements. NRG, though an Australian subsidiary, operates the Gladstone plant.

Other participants in the Gladstone joint venture are Comalco Limited,  Marubeni
Corporation,   Sumitomo   Corporation  and  Sumitomo  Light  Metal   Industries,
Mitsubishi Corporation and Mitsubishi Materials Corporation, and Yoshida Kogyo.

Collinsville Power Station. The Collinsville Power Station ("Collinsville") is a 192 MW coal-fired power generation facility located in Collinsville, Australia. In March 1996, NRG acquired a 50% ownership interest in Collinsville when it was privatized by the Queensland State government. NRG's partner in this acquisition is Transfield Holdings Pty Ltd ("Transfield"), an Australian infrastructure contractor, with which NRG formed an unincorporated joint venture to refurbish this plant. The joint venture contracted with an affiliate of Transfield to complete the refurbishment of the facility under a turn-key contract. The operation and maintenance of the facility is handled by Collinsville Operations Pty Ltd. ("COPL"), a 50% owned subsidiary of NRG. COPL has entered into a maintenance contract with Transfield to perform required maintenance on the facility and a technical services agreement with NRG for staffing and assistance with certain operational functions.

Energy Development Limited. On February 6, 1997, NRG signed a subscription agreement with Energy Development Limited ("EDL") to acquire up to 20% of its common stock and an additional 15% of its preference shares at a $2.20/share (Australian currency). EDL is a publicly traded Australian company engaged in independent power generation from landfill gas, coal seam methane and natural gas. It is the largest generator of power from coal seam methane in the world and operated over 200 MW of generation throughout Australia. It also has projects in the United Kingdom, Asia and New Zealand. On February 11, 1997, NRG made an initial purchase of 7.02% (4.5 million shares) of EDL's common stock. In April 1998, NRG exercised its option to acquire 16.8 million convertible, non-voting preference shares of EDL for U.S. $24.8 million, bringing NRG's total investment in EDL to $44.5 million or approximately a 34% ownership interest.

Energy Center Kladno ("ECK") and Energy Center Kladno Generating ("ECKG"). The Energy Center Kladno project, located in Kladno, the Czech Republic, consists of two distinct phases - an existing plant requiring refurbishing and a large expansion, ECKG. In 1994, NRG acquired an interest in the existing coal-fired electricity and thermal energy generation facility that can supply 28 Mwe of electrical energy, and 150 MWt of steam and heated water. NRG and its partners announced the Financial Close of this US$401 million project in May 1997.

NRG's partners in the ECKG project include El Paso Energy, Nations Energy, TECO Power Services, Mosbacher Power Group and STE. STE, the Czech electric utility, also purchases power from ECKG under a long-term power purchase agreement.

The expansion of the existing facility was completed in January 2000, by the addition of 345 MW of new capacity, 271 MW of which is coal-fired and 74 MW of which is gas-fired.

Schkopau Power Station. In 1993, NRG and PowerGen plc of the United Kingdom each acquired a 50% interest in a German limited liability company, Saale Energie GmbH ("Saale"). Saale then acquired a 41.9% interest in a 960 MW coal-fired power plant that was under construction in the city of Schkopau, which is located in the former East Germany. PreussenElecktra Kraftwerke Ag ("PE"), a German energy company, owns the remaining 58.1% interest in Schkopau and operates the plant. The partnership of Saale and PE that owns the plant is called Kraftwerk Schkopau GbR.

MIBRAG. In 1993, NRG, through a wholly-owned foreign subsidiary, agreed to acquire a 33% interest in the coal mining, power generation and associated operations of Mitteldeutsche Braunkohlengesellschaft mbH ("MIBRAG"), located south of Leipzig, Germany. MIBRAG is a German corporation formed by the German government to hold two open-cast brown coal (lignite) mining operations, a lease on an additional mine, the associated mining rights and rights to future mining reserves, two small industrial power plants and circulating fluidized bed power plant, a district heating system and coal briquetting and dust production facilities. The coal mines have estimated reserves of approximately 789 million metric tons of lignite. Under the acquisition agreement, Morrison Knudsen Corporation and PowerGen plc also each acquired a 33% interest in MIBRAG, while the German government retained one-percent interest in MIBRAG. The investment partners began operating MIBRAG effective January 1,1994, and the legal closing occurred August 11, 1994. In December 1996, each of the investor parties purchased one third of the remaining one percent interest held by the German government.

Enfield. In December 1996, NRG reached an agreement with Indeck Energy Services (Europe) ("Indeck") to sell a 50% interest in the Enfield Energy Center, a 350 MW gas-fired project in the North London borough of Enfield. The power station was scheduled to commence operations in November of 1999 but due to problems with the turbine blades the power station completion date has been pushed back until mid-2000. Discussions are underway with the EPC contractor to negotiate a settlement that will compensate NRG for the delay in completion of the power station. In December 1998, NRG sold one-half of its 50% interest in the Enfield project to an affiliate of El Paso International.

COBEE. In December 1996, NRG acquired an interest in Compania Boliviana de Energia Electrica S.A.-Bolivian Power Company Limited (COBEE), the second largest generator of electricity in Bolivia. The acquisition was consummated through a Netherlands corporation, Tosli Investments B.V. ("Tosli"), which is equally owned by subsidiaries of NRG and Vattenfall AB of Sweden ("Vattenfall"). In December 1996, Tosli completed a successful tender offer for the shares of COBEE, which were listed on the New York Stock Exchange, acquiring 96.6% of COBEE's outstanding common shares for a total purchase price of US$175 million. COBEE shares were delisted in January 1997. In November 1999, Tosli completed a second tender offer for the remaining shares of COBEE. As a result of that tender offer, Tosli acquired an additional 2.3% of the shares of COBEE, giving Tosli a 98.9% ownership interest in the company.

Scudder Latin America Trust for Independent Power ("SLAP"). NRG owns a 25% interest in the SLAP, an investment fund formed to make equity investments in Latin America. Through SLAP, NRG owns the following projects:

     o Mamonal is a 90 MW natural gas fired plant located in Cartagena, Colombia. NRG's net ownership interest is 6.45%.

     o Termotasajero is a 150 MW coal fired plant located in Cucuta, Colombia. NRG's net ownership interest is 10.03%.

     o Aguaytia is a 155 MW natural gas fired plant located in Pucallpa, Peru. NRG's net ownership interest is 3.28%.

     o ELCOSA is an 80 MW heavy oil fired plant located in Puerto Cortes, Honduras. NRG's net ownership interest is 7.65%.

     o Orzunil is a 24 MW geothermal plant located in Zunil, Guatemala. NRG's net ownership interest is 12.25%.

     o Jamaica Energy Partners (Dr. Bird) is a 74 MW diesel plant located in Old Harbour, Jamaica. NRG's net ownership interest is 8.86%.

     o Termovalle is a 199 MW natural gas fired plant located in Cali, Colombia that is currently not operating. NRG's net ownership interest is 4.88%.

Kingston Cogeneration. Kingston is a 110 MW combined cycle gas turbine project in Ontario, Canada. The project commenced operation in 1996. It sells power to Ontario Hydro under a 20-year power purchase agreement, which provides for a fixed capacity payment and a variable energy payment, provided the plant meets certain operating targets. Up to 150,000 lbs./hr. of thermal energy is sold to Hoechst-Celanese and gas is supplied under a 20-year agreement with Pan-Canadian Petroleum Limited. NRG has a 25% general partnership interest in this project, though the project is operated by AES. The project was financed with a C$193.6 million construction and term loan led by Bank of Nova Scotia and Credit Suisse, which will mature in March 2013.

Bulo Bulo. Bulo Bulo is a partnership among NRG, Vattenfall and Pan American Energy that constructed an 87 MW gas-fired plant in Bolivia. NRG and Vattenfall invested through a jointly held holding company, Tosli Investments B.V., which also owned NRG's and Vattenfall's ownership of COBEE. COBEE is the operator of the plant. Pan American Energy, a subsidiary of BP Amoco, sells fuel to the project. NRG has invested approximately US$16 million in Bulo Bulo. The plant began commercial operation in June 2000.

Killingholme. In March 2000, NRG purchased the 680 MW Killingholme A station from National Power plc. Killingholme A was commissioned in 1994 and is a combined-cycle, gas-turbine power station located in England. The purchase price for the station was approximately 390 million pounds sterling (approximately
US$615 million at then current exchange rates), subject to commercial adjustments. The purchase was financed with a 19-year non-recourse credit facility that provided for 235 million pounds sterling for the costs of the acquisition and 100 million pounds sterling for letters of credit and working capital needs. NRG also issued approximately $250 million of senior notes due in 2020 to finance a portion of the acquisition costs.


PENDING ACQUISITIONS

Estonia. The Estonia project, Narva Power, is a 3,000 MW oil shale-fired plant in which NRG seeks to purchase a 49% interest from the current owner, the state-owned Eesti Engergia ("EE"). In December 1996, representatives of the Estonian Government, EE and NRG signed a development and cooperation agreement ("DCA"). The DCA defines the terms under which the parties are to establish a plan to develop and refurbish the Balti and Eesti Power Plants. Pursuant to the DCA, a business plan for the joint project was submitted in June 1997. In September 1997, the Estonian Government rejected NRG's business plan. However, early in 1998 the Estonian Government and EE agreed to work on a new business plan with NRG, which was submitted in May 1998. NRG has stated its willingness to invest up to $67.25 million of equity into the project and to assist the joint project in obtaining non-recourse debt to fund the required capital improvements to the Balti and Eesti Power Plants. A commission has been established to negotiate all terms and agreements between NRG, EE and the Estonian Government relating to the purchase of the Balti and Eesti Power Plants. In June 2000, the Estonian Cabinet approved the purchase by NRG of the 49% interest in Narva Power. NRG is expected to make an initial $65 to $70 million equity commitment. The purchase is subject to successful negotiation of definitive agreements. The negotiation process is expected to be complete by the end of the third quarter of 2000.

Seyitomer. NRG, with its partners Peabody Group, Koc Holding, Demir Export and EGEM Energy won the bid to acquire the 600 MW lignite-fired plant. The plant consists of four, 150 MW units. Power from the Seyitomer station will be sold to TEAS, the Turkish national power company, under a 20-year power sales agreement. Seyitomer is expected to close in the second quarter of 2000. NRG will hold 31.75% ownership and expects to contribute approximately US$30 million in equity into the project.

Kangal. In 1998, NRG signed an agreement to acquire the 450 MW coal-fired Kangal plant in central Turkey with its partners Peabody Group, Koc Holding and Demir Export. Kangal is expected to close in the second quarter of 2000.

Conectiv  Assets.  In January  2000,  NRG agreed to purchase  1,875 MW of fossil fueled electric generating capacity and other assets from Conectiv of Wilmington, Delaware for US$800 million. The fossil-fueled generating facilities consist of Conectiv's wholly-owned BL England, Deepwater, Indian River and Vienna steam stations plus Conectiv's interest in the Conemaugh and Keystone steam stations. Other assets in the purchase are the 241-acre Dorchester site located in Dorchester County, Maryland, certain Merrill Creek Reservoir entitlements in Harmony Township, New Jersey and certain excess emission allowances. NRG will sell 500 MW of energy around the clock to Delmarva (a subsidiary of Conectiv) under a five-year power purchase agreement. The remaining energy and capacity will be sold in PJM and neighboring markets.

The BL England Steam Station is a 447 MW coal and oil-fired generating facility in Beesley's Point, New Jersey. The Deepwater steam station is a 239 MW gas, oil and coal facility near Pensville, New Jersey. The Indian River Steam Station is a 784 MW coal fired facility near Millboro, Delaware. The Vienna Steam Station is a 170 MW oil-fired generating station located in the town of Vienna, Maryland. Of the 1,711 MW coal-fired Conemaugh Steam Station, located near Pittsburgh, Pennsylvania, NRG will acquire a 7.55 percent ownership or 129 MW of generation. NRG will also acquire a 6.17 percent ownership or 160 MW in the 1,711 MW coal-fired Keystone Steam Station also located near Pittsburgh, Pennsylvania.

Other Ongoing Development. NRG continues to pursue other acquisition and greenfield development opportunities. These opportunities are at various stages of the due diligence process. NRG, however, is precluded by the terms of the respective confidentiality agreement from disclosing the identity and nature of the acquisition or development opportunities.

Because of the many complexities inherent in the acquisition, development and financing of projects, there can be no assurance that any of NRG's pending acquisitions and projects under development, including those described above, will be consummated.